Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

Iris Parent LLC,

Iris Merger Sub 2019, Inc.

and

Innophos Holdings, Inc.

Dated as of October 20, 2019

i

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		38
4.1	Organization; Good Standing	38
4.2	Power; Enforceability	39
4.3	Non-Contravention	39
4.4	Requisite Governmental Approvals	39
4.5	Legal Proceedings; Orders	40
4.6	Ownership of Company Capital Stock	40
4.7	Brokers	40
4.8	Operations of Parent and Merger Sub	40
4.9	No Parent Vote or Approval Required	40
4.10	Guarantee	40
4.11	Financing	40
4.12	Stockholder and Management Arrangements	42
4.13	Solvency	42
4.14	Information Supplied	42
4.15	Exclusivity of Representations and Warranties	43

ARTICLE V INTERIM OPERATIONS OF THE COMPANY		43
5.1	Affirmative Obligations	43
5.2	Forbearance Covenants	44
5.3	No Solicitation	47

ARTICLE VI ADDITIONAL COVENANTS		51
6.1	Required Action and Forbearance; Efforts	51
6.2	Antitrust Filings	52
6.3	Proxy Statement and Other Required SEC Filings	54
6.4	Company Stockholder Meeting	55
6.5	Financing	56
6.6	Financing Cooperation	58
6.7	Anti-Takeover Laws	62
6.8	Access	62
6.9	Section 16(b) Exemption	62
6.10	Directors’ and Officers’ Exculpation, Indemnification and Insurance	62
6.11	Employee Matters	65
6.12	Obligations of Merger Sub	67
6.13	Notification of Certain Matters	67
6.14	Public Statements and Disclosure	67
6.15	Transaction Litigation	68
6.16	Stock Exchange Delisting; Deregistration	68
6.17	Additional Agreements	68
6.18	Parent Vote	69
6.19	No Control of the Other Party’s Business	69
6.20	No Employment Discussions	69
6.21	Discharge of Indebtedness	69
6.22	Certain Tax Matters	69

ARTICLE VII CONDITIONS TO THE MERGER		70
7.1	Conditions to Each Party’s Obligations to Effect the Merger	70
7.2	Conditions to the Obligations of Parent and Merger Sub	70
7.3	Conditions to the Company’s Obligations to Effect the Merger	71
7.4	Frustration of Closing Conditions	71

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		72
8.1	Termination	72
8.2	Manner and Notice of Termination; Effect of Termination	73

ii

8.3	Fees and Expenses	74
8.4	Amendment	78
8.5	Extension; Waiver	79
8.6	No Liability of Financing Sources	79

ARTICLE IX GENERAL PROVISIONS		79
9.1	Survival of Representations, Warranties and Covenants	79
9.2	Notices	79
9.3	Assignment	80
9.4	Confidentiality	80
9.5	Entire Agreement	81
9.6	Third Party Beneficiaries	81
9.7	Severability	81
9.8	Remedies	81
9.9	Governing Law	82
9.10	Consent to Jurisdiction	82

9.11	WAIVER OF JURY TRIAL	83
9.12	Company Disclosure Letter References	84
9.13	Counterparts	84
9.14	No Limitation	84
9.15	Performance Guarantee	84

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 20, 2019, by and among Iris Parent LLC, a Delaware limited liability company (“Parent”), Iris Merger Sub 2019, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Innophos Holdings, Inc., a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in Article I.

RECITALS

A. The Company Board has unanimously (i) determined that it is in the best interests of the Company and its stockholders to enter into this Agreement providing for the merger of Merger Sub with and into the Company (the “Merger”), and declared this Agreement advisable, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein; and (iii) resolved to recommend that the stockholders of the Company adopt this Agreement and approve the Merger in accordance with the DGCL;

B. Each of the board of managers of Parent and the board of directors of Merger Sub have (i) declared it advisable to enter into this Agreement; and (ii) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein;

C. Concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have delivered a limited guarantee (the “Guarantee”) from the guarantor specified therein (the “Guarantor”), in favor of the Company and pursuant to which, subject to the terms and conditions contained therein, the Guarantor is guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement; and

D. Parent, Merger Sub and the Company desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger; and (ii) prescribe certain conditions with respect to the consummation of the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a) “Acceptable Confidentiality Agreement” means an agreement with the Company that is executed, delivered and effective after the execution and delivery of this Agreement that (A) contains customary provisions that require any counterparty thereto (and any of its Affiliates and representatives) that receives non-public information of or with respect to the Company to keep such information confidential, (B) contains provisions therein that are no less restrictive (or otherwise more favorable) in any material respect to such counterparty (and any of its Affiliates and representatives) than the terms of the Confidentiality Agreement and (C) otherwise does not prohibit the Company (and any of its Affiliates and representatives) from complying with Section 5.3.

(b) “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.

(c) “Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(i)

any direct or indirect purchase or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons, whether from the Company or any other Person(s), of securities representing more than 25% (by vote or value) of the total outstanding equity securities of the Company after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” of Persons that, if consummated in accordance with its terms, would result in such Person or “group” of Persons beneficially owning more than 25% (by vote or value) of the total outstanding equity securities of the Company after giving effect to the consummation of such tender or exchange offer;

(ii)

any direct or indirect purchase (including by way of merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction), license or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons of assets constituting or accounting for more than 25% of the consolidated assets, revenue or net income of the Company Group, taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition, as determined in good faith by the Company Board); or

(iii)

any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company which would result in any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons holding securities representing more than 25% (by vote or value) of the total outstanding equity securities of the Company outstanding after giving effect to the consummation of such transaction.

(d) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

(e) “Antitrust Law” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act and all other Laws, whether in any domestic or foreign jurisdiction, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

(f) “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company Group as of December 31, 2018 set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2018.

(g) “Business Day” means each day that is not a Saturday, Sunday or other day on which the Company is closed for business, or the Federal Reserve Bank of New York is closed.

(h) “Code” means the Internal Revenue Code of 1986, as amended.

(i) “Commitment Letters” means the Debt Commitment Letter and the Equity Commitment Letter.

(j) “Company Board” means the Board of Directors of the Company.

(k) “Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

(l) “Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

(m) “Company Equity Awards” means the Company Stock Options, Company Restricted Stock and Company Performance Shares.

(n) “Company Equity Plans” means the 2009 Plan and 2018 Plan.

(o) “Company Group” means the Company and its Subsidiaries.

(p) “Company Intellectual Property” means any Intellectual Property that is owned by the Company Group.

(q) “Company Material Adverse Effect” means any fact, change, event, violation, inaccuracy, effect, occurrence or circumstance (each, an “Effect”) that, individually or taken together with all other Effects, (A) has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, properties or results of operations of the Company Group, taken as a whole; or (B) would reasonably be expected to prevent or materially impair or delay the consummation of the Merger prior to the Termination Date; provided, however, that, with respect to clause (A) only, none of the following (by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):

(i)	changes in economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally;

(ii)

changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (1) changes in interest rates or credit ratings in the United States or any other country; (2) changes in exchange rates for the currencies of any country; or (3) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(iii)	changes in conditions affecting the industries in which the Company Group conducts business;

(iv)	changes in regulatory, legislative or political conditions in the United States or any other country or region in the world;

(v)

any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, terrorism or military actions) in the United States or any other country or region in the world, in each case, threatened or underway as of the date of this Agreement;

(vi)

earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters or weather conditions, epidemics, pandemics or other similar force majeure events or similar acts of God in the United States or any other country or region in the world;

(vii)

any Effect resulting from the negotiation, execution, delivery, announcement, pendency, performance, compliance with the terms of or consummation of this Agreement or the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company Group with employees, suppliers, customers, partners, vendors or any other third Person; provided that the exception in this clause (vii) shall be deemed not to apply to references of “Company Material Adverse Effect” in the representations and warranties set forth in Section 3.5;

(viii)

any action taken or refrained from being taken by the Company or its Subsidiaries, Affiliates or Representatives that is expressly required by the terms of this Agreement, or is consented to by Parent in writing;

(ix)

any action taken or refrained from being taken, in each case by any member of the Company Group to which Parent has expressly approved, consented to or requested in writing following the date of this Agreement;

(x)	changes or proposed changes in GAAP or other accounting standards or in any applicable laws or regulations (or the enforcement or interpretation of any of the foregoing);

(xi)

changes in the price or trading volume of the Company Common Stock or changes or prospective changes to the Company’s credit rating (it being understood that any cause of such change may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise falling within any of the exceptions set forth in clauses (i) through (xv) other than this clause (xi));

(xii)

any failure by the Company Group to meet (A) any public estimates or expectations of the Company’s revenue, earnings, cash flows, EBITDA or other financial performance or results of operations for any period; or (B) any internal budgets, plans, or projections or internal forecasts of its revenues, earnings, cash flows, EBITDA or other financial performance or results of operations (it being understood, in each case, that any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise falling within any of the exceptions set forth in clauses (i) through (xv) other than this clause (xii));

(xiii)

the availability or cost of equity, debt or other financing to Parent or Merger Sub (it being understood that, to the extent not otherwise falling within any of the exceptions set forth in clauses (i) through (xv) other than this clause (xiii), any cause impacting such availability or cost may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

(xiv)

any Transaction Litigation threatened, made or brought by any of the current or former Company Stockholders (on their own behalf or on behalf of the Company) against the Company, any of its executive officers or other employees or any member of the Company Board arising out of this Agreement or the Transactions; and

(xv)	any breach, violation or non-performance by Parent or Merger Sub of any of their respective obligations under this Agreement;

except, with respect to clauses (i), (ii), (iii), (iv), (v), (vi) and (x), to the extent that such Effect has had a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the industries in which the Company Group conducts business, then only such incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect.

(r) “Company Performance Share” means a right to receive shares of Company Common Stock issued by the Company pursuant to the Company Equity Plans that vests in whole or in part upon the achievement of one or more performance goals (notwithstanding that the vesting of such unit may also be conditioned upon the continued services of the holder thereof).

(s) “Company Preferred Stock” means the preferred stock, par value $0.001 per share, of the Company.

(t) “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, the Company Group.

(u) “Company Restricted Stock” means a restricted share of Company Common Stock outstanding pursuant to any of the Company Equity Plans.

(v) “Company RSU” means a right to receive shares of Company Common Stock granted pursuant to any of the Company Equity Plans, other than a Company Performance Share.

(w) “Company Stock Options” means any non-qualified stock options to purchase shares of Company Common Stock outstanding pursuant to any of the Company Equity Plans.

(x) “Company Stockholders” means the holders of shares of Company Capital Stock.

(y) “Compliant” means, with respect to the Required Financing Information, that:

(i)

the financial statements as set forth in paragraph 4 of Exhibit E to the Debt Commitment Letter (as in effect on the date hereof) would be sufficient to permit a registration statement on Form S-1 for the offering of non-convertible debt securities by a non-accelerated filer using such financial statements to be declared effective by the SEC throughout the Marketing Period;

(ii)

such Required Financing Information (subject to the qualifications and exclusions set forth therein) does not contain any untrue statement of a material fact necessary in order to make such Required Financing Information not misleading in light of the circumstances in which it was made;

(iii)

the Company’s independent accountants shall not have withdrawn, or informed the Company in writing that they intend to withdraw, any audit opinion with respect to any financial statements contained in the Required Financing Information;

(iv)

the Company or its independent accountants shall not have restated any audited or unaudited financial statements included in the Required Financing Information and none of the Company or its independent accountants shall have issued a public statement indicating its intent to restate any financial statements of the Company or that any such restatement is under consideration (unless such restatement has been completed and the relevant Required Financing Information has been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP); and

(v)

the financial statements and other financial information included in such Required Financing Information are, and remain throughout the Marketing Period, sufficient to permit the Company’s independent accountants to issue customary comfort letters to the Financing Sources (including underwriters, placement agents or initial purchasers) for debt securities (including customary negative assurances comfort) on any day of the Marketing Period and drafts of such comfort letters have been provided to the Financing Sources prior to the commencement of the Marketing Period.

(z) “Continuing Employee” means each individual who is an employee of the Company Group immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

(aa) “Contract” means any written or oral contract, agreement, subcontract, note, bond, mortgage, indenture, evidence of indebtedness, lease, sublease, license, sublicense or other binding agreement.

(bb) “Credit Facility” means the Credit Agreement, dated December 22, 2016, among the Company and certain of its subsidiaries; certain lender parties named therein; and Wells Fargo Bank, National Association, as Administrative Agent, as amended.

(cc) “Debt Commitment Letter” means the debt commitment letter, dated as of the date of this Agreement, together with any fee letter referred to therein (with pricing terms and any other terms not relating to conditionality or availability of the Debt Financing being redacted), in each case, as amended, supplemented or replaced in accordance with this Agreement, pursuant to which, upon the terms and subject to the conditions set forth therein, the Financing Sources party thereto have agreed to provide or cause to be provided the debt financing in the amount set forth therein for the purposes of financing the Transactions.

(dd) “Debt Financing” means the debt financing contemplated by the Debt Commitment Letter.

(ee) “DOJ” means the United States Department of Justice or any successor thereto.

(ff) “Environmental Law” means any Law in effect as of or prior to the date of this Agreement relating to pollution, the protection of the environment (including ambient or indoor air, surface water, groundwater or land) or health or safety, or otherwise relating to the use, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of, or exposure to, any Hazardous Substances, or the investigation, clean-up or remediation thereof, but “Environmental Law” does not include any food or drug safety, consumer protection or products liability Laws that apply to exposure to Hazardous Substances contained in the Company Group’s finished products or packaging.

(gg) “Equity Commitment Letter” means the equity commitment letter, dated as of the date of this Agreement, between Parent and the investment funds named therein, (which provides that the Company is an express third party beneficiary thereof and is, entitled to enforce such agreement, in each case to the extent and subject to the conditions set forth therein), and pursuant to which, upon the terms and subject to the conditions set forth therein, such investment funds have committed, directly or indirectly, to invest or cause to be invested in the equity capital of Parent the cash amount set forth therein for the purposes of financing the transactions contemplated by this Agreement.

(hh) “Equity Financing” means the equity financing contemplated by the Equity Commitment Letter.

(ii) “ERISA” means the Employee Retirement Income Security Act of 1974.

(jj) “ERISA Event” means, with respect to any Pension Plan, (i) a “reportable event” within the meaning of Section 4043 of ERISA and the regulations issued thereunder (other than an event for which notice is waived by regulation); (ii) the failure to meet the minimum funding standard of Sections 412 or 430 of the Code or Sections 302 or 303 of ERISA, whether or not waived; (iii) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard; (iv) the termination of such Pension Plan; (v) a determination that such Pension Plan is, or is expected to be, in “at risk” status (as defined in Section 430 of the Code or Section 303 of ERISA); (vi) the receipt by the Company or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate such Pension Plan or to appoint a trustee to administer such Pension Plan; (vii) the adoption of any amendment to such Pension Plan that would require the provision of security pursuant to Section 436(f) of the Code; (viii) the imposition of a lien pursuant to Section 430(k) of the Code or Section 303(k) of ERISA or a violation of Section 436 of the Code or (ix) the imposition on the Company or any of its ERISA Affiliates of any material fine, penalty, tax or related charge under Chapter 43 of the Code or under Section 409, Section 502(c), (i) or (l), or Section 4071 of ERISA.

(kk) “Exchange Act” means the Securities Exchange Act of 1934.

(ll) “Exempted Party” means any Person, group of Persons or group that includes any Person (so long as such Person, together with all other members of such group, if any, who were members of such group that included such Person immediately prior to the expiration of the Go-Shop Period, represent at least 50% of the equity financing of such group at all times following the expiration of the Go-Shop Period), from whom the Company or any of its Representatives has received, after the execution of this Agreement and prior to the No-Shop Period Start Date, a bona fide Acquisition Proposal that the Company Board (or a committee thereof) determines in good faith (such determination to be made no later than prior to the No-Shop Period Start Date), after consultation with outside counsel and its financial advisors, is a Superior

Proposal or would reasonably be expected to result in a Superior Proposal; provided, however, that such Person or group of Persons shall immediately and irrevocably cease to be an Exempted Party (i) following the Cut-off Date or (ii) if, as of or at any time after the No-Shop Period Start Date, the Acquisition Proposal submitted by such Person or group of Persons is or has been withdrawn or terminated or modified in a manner such that, in the good faith determination of the Company Board (or a committee thereof) after consultation with outside counsel and its financial advisors, as modified, it no longer constitutes or is reasonably expected to result in a Superior Proposal.

(mm) “Financing” means the Equity Financing and the Debt Financing.

(nn) “Financing Conditions” means (i) with respect to the Debt Financing, the conditions precedent set forth in Section 6 of the Debt Commitment Letter, the Section entitled “Conditions Precedent to Borrowing” in Exhibit B of the Debt Commitment Letter, the Section entitled “Conditions Precedent to Borrowing on Closing Date” in Exhibit C of the Debt Commitment Letter, the Section entitled “Conditions to Bridge Loans” in Exhibit D of the Debt Commitment Letter and Exhibit E of the Debt Commitment Letter, and (ii) with respect to the Equity Financing, the conditions set forth in the Equity Commitment Letter, including the conditions precedent to Parent and Merger Sub’s obligations under this Agreement set forth in Article VII.

(oo) “Financing Sources” means the Persons (if any) that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, including any parties to the Debt Commitment Letter or other debt financing commitment letters, any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates and such Persons’ and their Affiliates’ respective current, former and future officers, general or limited partners, shareholders, directors, members, managers, controlling persons, employees, agents and representatives involved in the Debt Financing and the respective successors and assigns of each of the foregoing; provided, however, “Financing Sources” does not include any other Parent Related Parties.

(pp) “FTC” means the United States Federal Trade Commission or any successor thereto.

(qq) “GAAP” means generally accepted accounting principles, consistently applied, in the United States.

(rr) “Governmental Authority” means any government, quasi-governmental, governmental or regulatory or self-regulatory entity or body or subdivision thereof, department, commission, board, official, agency or instrumentality, and any court, tribunal, arbitrator (public or private) or judicial body, in each case whether federal, state, county or provincial, and whether local or foreign.

(ss) “Hazardous Substance” means any substance, material or waste that is defined, listed or regulated by a Governmental Authority as, “hazardous,” “toxic,” “pollutant,” “contaminant” or “radioactive” or words of similar import, pursuant to any Environmental Law, including petroleum and petroleum products, polychlorinated biphenyls and asbestos.

(tt) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(uu) “Indebtedness” means any of the following liabilities or obligations (including (in the case of clauses (i) through (iv) below) any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith): (i) indebtedness for borrowed money; (ii) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) liabilities pursuant to or in connection with letters of credit or banker’s acceptances or similar items (in each case whether or not drawn, contingent or otherwise); (iv) liabilities pursuant to capitalized or finance leases; (v) liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (vi) liabilities under any installment sale contract or the deferred purchase price of property or services, including liabilities related to past acquisitions, to the extent that such liabilities would appear as liabilities on a balance sheet in accordance with GAAP, other than ordinary course current trade payables; (vii) arising in connection with earnouts or other contingent payment obligations, in each case to the extent that such liabilities or obligations would appear as liabilities on a balance sheet in accordance with GAAP, other than ordinary course current trade payables; and (viii) indebtedness of others guaranteed by the Company Group or secured by any Lien or security interest on the assets of the Company Group.

(vv) “Intellectual Property” means the rights associated with the following: (i) all United States and foreign priority, provisional, utility, and design patents and applications therefor (including all reissues, reexaminations, divisions, continuations, continuations in part, and extensions thereof) (“Patents”); (ii) all copyrights and rights in original works of authorship (whether registered or unregistered) (“Copyrights”); (iii) trademarks, trademark registrations, trademark applications, service marks, service mark registrations, service mark applications, trade dress rights (including trade dress, trade dress registrations, trade dress applications), trade names, business names, brand names, designs, and similar designation of origin and rights therein (“Marks”); (iv) rights in trade secrets, proprietary information, and confidential information, and other intellectual property rights in inventions, studies, manufacturing processes, know how, ideas, developments, drawings, software and data; (v) internet domain name and domain name registrations and social media accounts; (vi) any other intellectual property or proprietary rights or similar, corresponding or equivalent rights to any of the foregoing anywhere in the world; and (vii) registrations and applications for registration of any of the foregoing.

(ww) “Inventory” means all raw materials, works-in-process, finished goods and products, supplies, parts and other inventories owned by the Company and its Subsidiaries.

(xx) “IRS” means the United States Internal Revenue Service or any successor thereto.

(yy) “Knowledge” of the Company, with respect to any matter in question, means the actual knowledge of Kim Ann Mink, Chairman, Chief Executive Officer and President, Mark Feuerbach, Interim Chief Financial Officer, Sherry Duff, Senior Vice President, Chief Marketing and Technology Officer, Joshua Horenstein, Senior Vice President, Chief Legal and Human Resources Officer, Mark Santangelo, Senior Vice President, Manufacturing, Engineering and EH&S, Amy Hartzell, Senior Vice President, Supply Chain and Purchasing, and Sally Wilson, Vice President, Business Analysis and Project Management, in each case after reasonable inquiry of those employees who would reasonably be expected to have actual knowledge of the matter in question. With respect to matters involving Intellectual Property, Knowledge does not require the Company, or any of its directors, officer or employees, to have conducted or have obtained any freedom to operate opinions or any Patent, Marks or other Intellectual Property clearance searches, and if not conducted or obtained, no knowledge of any third Person Patents, Marks or other Intellectual Property that would have been revealed by such opinions or searches will be imputed to the Company or any of its directors, officers or employees.

(zz) “Laws” means any federal, state, local or foreign law, statute, ordinance, common law, or any rule, regulation, judgment, order, writ, injunction, decree, arbitration award, or legally enforceable agency standard or any other requirement of any Governmental Authority.

(aaa) “Lease” means any existing lease, sublease, license or other written agreement and all material modifications, amendments and supplements thereto, pursuant to which the Company Group uses or occupies, or has the right to use or occupy, now or in the future, any real property (such property, the “Leased Real Property”).

(bbb) “Legal Proceeding” means any claim, action, charge, complaint, audit, lawsuit, litigation, investigation (to the Knowledge of the Company, as used in relation to the Company), or other similar legal proceeding brought by or pending before any Governmental Authority, arbitrator (public or private), mediator or other tribunal.

(ccc) “Lien” means any lien, charge, pledge, security interest, claim, demand, suit, security interest or other encumbrance of any kind or nature whatsoever.

(ddd) “Marketing Period” means the first period of eighteen (18) consecutive Business Days after the date hereof during, throughout and at the end of which both: (i) Parent shall have received the Required

Financing Information, and such Required Financing Information is Compliant (for the avoidance of doubt, if at any time during the Marketing Period the Required Financing Information provided at the commencement of the Marketing Period is not or ceases to be Compliant, then the Marketing Period shall be deemed not to have commenced until Parent shall have received Required Financing Information that is Compliant and the other requirements of this definition have been satisfied); and (ii) all of the conditions set forth in Section 7.1 and Section 7.2 hereof (other than any conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied; provided, however, that (w) the Marketing Period shall not commence prior to the date that the definitive Proxy Statement is first mailed to the Company Stockholders; (x) November 27, 2019 through November 29, 2019 shall not be considered Business Days for purposes of calculating the Marketing Period (it being understood that such exclusion under this clause (x) shall not restart the Marketing Period); and (y) if the Marketing Period has not ended on or prior to December 20, 2019, then the Marketing Period shall not commence prior to January 2, 2020; provided, further, that the Marketing Period shall end on any earlier date on which the Debt Financing is consummated.

(eee) “Material Contract” means any of the following Contracts:

(i)

any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company Group, taken as a whole;

(ii)

any employment, management, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation Contract (A) with any executive officer or other employee at the senior vice president (or equivalent) level or above or any member of the Company Board that is not terminable with less than sixty (60) days’ notice by the Company Group without payment or penalty or (B) providing for retention or severance payments or benefits in an aggregate amount that would reasonably be expected to exceed $250,000, other than Contracts for which the Company Group has no further obligations or liability as of the date of this Agreement;

(iii)

any Contract, other than a purchase order, with any customer or distributor that has paid aggregate consideration to the Company Group in an amount equal to or greater than $5,000,000 during the fiscal year ended December 31, 2018 (each, a “Material Customer”);

(iv)

any Contract, other than a purchase order, with any supplier that the Company Group has paid aggregate consideration to in an amount equal to or greater than $3,500,000 during the fiscal year ended December 31, 2018 (each, a “Material Supplier”);

(v)

any Contract containing any covenant or other provision (A) limiting the right of the Company Group to (1) engage in any material activities or line of business or (2) to compete with any Person in any line of business that is material to the Company; or (B) containing and limiting the right of the Company Group pursuant to any “most favored nation” or “exclusivity” provisions, in each case other than any such Contracts that (y) are not material to the Company Group, taken as a whole, or (z) may be cancelled without material liability to the Company Group upon notice of ninety (90) days or less;

(vi)

any Contract (A) relating to the disposition or acquisition of assets by the Company Group with a value greater than $2,000,000 since January 1, 2018 or after the date of this Agreement other than in the ordinary course of business; or (B) pursuant to which the Company Group will acquire any ownership interest in any other Person or other business enterprise (other than to acquire any existing wholly owned Subsidiary of the Company);

(vii)

any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit or other Indebtedness, in each case in which the outstanding obligation, individually, is in excess of

$1,000,000 other than (A) accounts receivables and payables in the ordinary course of business; (B) loans to one or more members of the Company Group by one or more other members of the Company Group; and (C) extensions of credit to customers in the ordinary course of business;

(viii)	any Contract providing for the payment, increase or vesting of any material benefits or compensation in connection with the Merger;

(ix)

any Contract providing for indemnification by the Company Group of any officer, director or employee of the Company Group, other than Contracts entered into on substantially the same form as the Company’s standard forms previously made available to Parent;

(x)	any IP Contract;

(xi)

any Contract that is a material settlement, conciliation, or similar agreement with any Governmental Authority, or pursuant to which the Company Group will have any material obligations after the date of this Agreement;

(xii)	any Contract that is a Collective Bargaining Agreement; and

(xiii)

any Contract that involves a partnership or joint venture entity or involves the sharing of profits of the Company or any of its Subsidiaries with any third party (excluding, for avoidance of doubt, reseller agreements and other commercial agreements that do not involve the formation of an entity with any third Person).

(fff) “NASDAQ” means The NASDAQ Global Select Market and any successor stock exchange or inter dealer quotation system operated by The Nasdaq Stock Market, LLC or any successor thereto.

(ggg) “Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, to the extent owned by the Company or one or more of the Company’s Subsidiaries.

(hhh) “Parent Expenses” means all fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers to Parent or its Affiliates), up to $3,000,000 in the aggregate, incurred by Parent or its Affiliates or on their behalf in connection with or related to the authorization, preparation, negotiation, execution, and performance of this Agreement, the filing of any required notices under applicable Laws or other regulations and all other matters related to the Transactions (including the Merger).

(iii) “Pension Plan” means any Employee Plan that is subject to Title IV of ERISA.

(jjj) “Permitted Liens” means any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (ii) mechanic’s, carrier’s, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other similar Liens or security interests incurred in the ordinary course of business, that are not yet due or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (iii) leases, subleases and real estate licenses (other than capital or finance leases and leases underlying sale and leaseback transactions), the terms of which that do not, individually or in the aggregate, adversely affect in any material respect the current use or value of any real property subject thereto; (iv) pledges or deposits to secure obligations pursuant to workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vi) defects, imperfections or irregularities in titles, easements, covenants and rights of way (unrecorded and of record) and other similar Liens (or other encumbrances of any type), in each case that do not individually or in the aggregate adversely affect in any material respect the current use or value of the applicable property owned, leased, used or held for use by the Company Group; and any other defects, imperfections or irregularities in titles, easements, covenants and rights of way and other similar Liens (or other encumbrances of any type) which are recorded in the official records of the county in which any such owned or leased real property is located, in each case that do not, individually or in the aggregate, adversely affect in any material respect the current use of the applicable property subject thereto; (vii) zoning, building and other similar codes or restrictions promulgated or enforced by governmental or quasi-governmental authority having jurisdiction over real property in each case that do not individually or in the aggregate adversely affect in any material respect the current use or value of the applicable property owned, leased, used or held for use by the Company Group; (viii) Liens securing the Credit Facility that will be released upon repayment of the Credit Facility; (ix) other Liens the existence of which is disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Reports filed after January 1, 2019 but prior to the date of this Agreement; (x) non-exclusive licenses with respect to Company Intellectual Property made in the ordinary course of business, and that would not, individually or in the aggregate, have a material effect on the Company Group, taken as a whole; (xi) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business, and that would not, individually or in the aggregate, have a material effect on the Company Group, taken as a whole; (xii) statutory, common law or contractual Liens (or other encumbrances of any type) of landlords or Liens against the interests of a landlord or owner of any Leased Real Property unless caused by the Company Group; or (xiii) Liens (or other encumbrances of any type) that, individually and in the aggregate, do not and would not reasonably be expected to impair or adversely affect in any material respect the use, value, occupancy (if applicable) or operation of the property subject thereto.

(kkk) “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(lll) “Registered Intellectual Property” means all United States, international and foreign (i) issued Patents and Patent applications (including provisional applications); (ii) registered Marks and applications to register Marks (including intent-to-use applications, or other registrations or applications related to Marks); (iii) registered Copyrights and applications for Copyright registration; (iv) Internet domain names; and (v) social media accounts.

(mmm) “Representatives” of a Person means such Person’s Affiliates and its and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives.

(nnn) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(ooo) “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(ppp) “Securities Act” means the Securities Act of 1933.

(qqq) “Subsidiary” of any Person means (i) a corporation more than 50% of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company; or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership and the power to direct the policies, management and affairs thereof.

(rrr) “Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction on terms that the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects of the proposal (including certainty of closing) and the identity of the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board determines in good faith to be relevant, and if consummated, would be more favorable, from a financial point of view, to the Company Stockholders (in their capacity as such) than the Merger (in each case, taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination or otherwise pursuant to the terms of this Agreement). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “25%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(sss) “Tax” means any United States federal, state, local and non-United States taxes, assessments and similar governmental charges and impositions in the nature of taxes (including for this purpose taxes based upon or measured by gross receipts, income, profits, sales, use and occupation and value added, ad valorem, transfer, stamp, value added, estimated, franchise, withholding, payroll, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts), and including any obligation to pay, indemnify or otherwise assume the Tax liability of any other Person.

(ttt) “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Transactions, including any Legal Proceeding alleging or asserting any misrepresentation or omission in the Proxy Statement or any Other Required Company Filing, other than any Legal Proceedings among the Parties related to this Agreement, the Guarantee or the Equity Commitment Letter.

(uuu) “Transactions” means the Merger and the other transactions contemplated by this Agreement, including the Financing.

(vvv) “WARN” means the United States Worker Adjustment and Retraining Notification Act and any similar foreign, state or local Law, regulation or ordinance.

1.2 Additional Definitions. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
2009 Plan	3.7(b)
2018 Plan	3.7(b)
Advisor	3.3(b)
Agreement	Preamble
Alternative Acquisition Agreement	5.3(b)
Alternative Debt Financing	6.5(e)
Announcement	6.14
Bylaws	3.1
Capitalization Date	3.7(a)
Certificate of Merger	2.2
Certificates	2.10(c)
Charter	2.5(a)
Chosen Courts	9.10(a)
Closing	2.3
Closing Date	2.3
Collective Bargaining Agreement	3.19(a)
Company	Preamble
Company Board Recommendation	3.3(a)

Term	Section Reference
Company Board Recommendation Change	5.3(d)(i)
Company Disclosure Letter	Article III
Company IT Systems	3.16(l)
Company Liability Limitation	8.3(f)(iii)
Company Related Parties	8.3(f)(ii)
Company SEC Reports	3.9
Company Securities	3.7(c)
Company Severance Plan	6.11(b)
Company Stockholder Meeting	6.4(a)
Company Termination Fee	8.3(b)(i)
Confidentiality Agreement	9.4
Consent	3.6
Continuation Period	6.11(a)
Copyrights	1.1(vv)
Cut-off Date	5.3(b)
D&O Insurance	6.10(c)
DGCL	Recitals
Dissenting Company Shares	2.7(c)(i)
DTC	2.10(d)
Effect	1.1(q)
Effective Time	2.2
Electronic Delivery	9.13
Employee Plans	3.18(a)
Enforceability Limitations	3.2
ERISA Affiliate	3.18(b)
Exchange Fund	2.10(b)
FCPA	3.25(b)
FDA	3.27(a)
Go-Shop Period	5.3(a)
Guarantee	Recitals
Guarantor	Recitals
Holder Damages	8.3(b)(iv)
Indemnified Persons	6.10(a)
International Employee Plans	3.18(i)
Intervening Event	5.3(e)(i)
IP Contracts	3.16(d)
Leased Real Property	1.1(aaa)
Marks	1.1(vv)
Material Customer	1.1(eee)(iii)
Material Lease	3.14(b)
Material Supplier	1.1(eee)(iv)
Maximum Annual Premium	6.10(c)
Merger	Recitals
Merger Sub	Preamble
New Plan	6.11(d)
No-Shop Period Start Date	5.3(a)
Notice Period	5.3(e)(ii)(3)
Old Plans	6.11(d)
Other Required Company Filing	6.3(b)
Other Required Parent Filing	6.3(c)
Owned Company Shares	2.7(a)(iii)

Term	Section Reference
Parent	Preamble
Parent Disclosure Letter	Article IV
Parent Liability Limitation	8.3(f)(i)
Parent Related Parties	8.3(f)(i)
Parent Termination Fee	8.3(c)
Party	Preamble
Patents	1.1(vv)
Payment Agent	2.10(a)
Per Share Price	2.7(a)(ii)
Permits	3.20(a)
Proxy Statement	6.3(a)
Recent SEC Reports	Article III
Regulatory Authority	3.27(b)
Regulatory Condition	6.2(b)
Regulatory Laws	3.27(a)
Regulatory Permits	3.27(b)
Reimbursement Obligations	6.6(f)
Represented Employee	6.11(a)
Required Financing Information	6.6(a)(v)
Requisite Stockholder Approval	3.4
Safety Notices	3.27(c)
Surviving Corporation	2.1
Tax Returns	3.17(a)
Termination Date	8.1(c)
Trade Control Laws	3.25(a)(i)
Uncertificated Shares	2.10(c)
Willful Breach	8.2(b)

1.3 Certain Interpretations.

(a) When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b) When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c) Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e) When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f) The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g) When reference is made to any party to this Agreement or any other agreement or document, such reference includes such Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h) Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(i) When used in this Agreement, references to “ordinary course” or “ordinary course of business” will be construed to mean “ordinary course of business, consistent with past practices.”

(j) A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as of a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, unless otherwise indicated.

(k) All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP.

(l) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(m) The measure of a period of one (1) month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one (1) month following May 18 is June 18 and one (1) month following May 31 is July 1).

(n) The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and therefore waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(o) No summary of this Agreement or any Exhibit or Schedule delivered herewith prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit or Schedule.

(p) The information contained in this Agreement and in the Company Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of Law or breach of contract; or (ii) that such information is material or that such information is required to be referred to or disclosed under this Agreement.

(q) The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(r) Documents or other information or materials will be deemed to have been “made available” to Parent by the Company if such documents, information or materials have been posted to a virtual data room managed by the Company at https://services.intralinks.com at least forty-eight (48) hours prior to the execution and delivery of this Agreement.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will thereupon cease; and (c) the Company will continue as the surviving corporation of the Merger and a wholly owned Subsidiary of Parent. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company will cause the Merger to be consummated pursuant to the DGCL by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing with the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

2.3 The Closing. The consummation of the Merger will take place at a closing (the “Closing”) to occur at (a) 9:00 a.m., Eastern time, at the offices of Baker Botts L.L.P., 30 Rockefeller Plaza, New York, NY 10112 (provided that the Closing may take place by conference call and electronic delivery (e.g., email/.pdf) of signatures), on a date to be agreed upon by Parent, Merger Sub and the Company that is no later than the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions); provided, however, that if the Marketing Period has not commenced or ended at the time of satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), the Closing shall instead occur on the earlier of (i) a date during (or prior to the commencement of) the Marketing Period specified by Parent on no less than three (3) Business Days’ notice to the Company and (ii) the third (3rd) Business Day after the end of the Marketing Period (subject in each case to the satisfaction or waiver of all of the conditions set forth in Article VII at such time); or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

2.4 Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation. At the Effective Time, the Second Amended and Restated Certificate of Incorporation of the Company, as amended (the “Charter”), will be amended and restated in its entirety to read substantially identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that all references in the certificate of incorporation of Merger Sub (i) to its name, date of incorporation, registered office and registered agent shall instead refer to the name, date of incorporation, registered office and registered agent, respectively, of the Company as provided in the Charter immediately prior to the Effective Time and (ii) naming the incorporator(s), the initial board of directors, or original subscribers for shares of Merger Sub shall be omitted) and such amended and restated certificate of incorporation will become the certificate of incorporation of the Surviving Corporation until, subject to the provisions of Section 6.10(a), thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation.

(b) Bylaws. The Parties shall take all necessary action such that, at the Effective Time, the bylaws of the Surviving Corporation will be amended and restated in their entirety to read substantially identically to the bylaws of Merger Sub as in effect immediately prior to the Effective Time until, subject to the provisions of Section 6.10(a), thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

2.6 Directors and Officers.

(a) Directors. The Parties shall take all necessary action such that the directors of Merger Sub as of immediately prior to the Effective Time shall be installed as, from and after the Effective Time, the directors of the Surviving Corporation, each to hold office in accordance with the applicable provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(b) Officers. The officers of Merger Sub immediately prior to the Effective Time shall be installed as, from and after the Effective Time, the officers of the Surviving Corporation, each to hold office in accordance with the applicable provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed.

2.7 Effect on Capital Stock.

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities or other capital stock of Parent, Merger Sub or the Company, the following will occur:

(i)

each share of common stock, par value $0.01 per share, of Merger Sub that is outstanding as of immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and thereupon each certificate representing ownership of such shares of common stock of Merger Sub will thereafter represent ownership of shares of common stock of the Surviving Corporation;

(ii)

each share of Company Common Stock that is outstanding as of immediately prior to the Effective Time (other than Owned Company Shares or Dissenting Company Shares) will be automatically converted into the right to receive cash in an amount equal to $32.00, without interest thereon (the “Per Share Price”), and shall no longer be outstanding as set forth in Section 2.11; and

(iii)

each share of Company Common Stock that is (A) held by the Company as treasury stock; (B) owned by Parent or Merger Sub; or (C) owned by any direct or indirect wholly owned Subsidiary of Parent or Merger Sub as of immediately prior to the Effective Time (collectively, the “Owned Company Shares”) will be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(b) Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Common Stock occurring on or after the date of this Agreement and prior to the Effective Time. Nothing in this clause (b) shall be construed to permit any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(c) Statutory Rights of Appraisal.

(i)	Notwithstanding anything to the contrary set forth in this Agreement, each share of Company Common Stock that is issued and outstanding as of immediately prior to the

Effective Time and held by a Company Stockholder who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly exercised their statutory rights of appraisal in respect of such share of Company Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Company Shares”) will not be converted into, or represent the right to receive, the Per Share Price pursuant to this Section 2.7, but instead shall entitle the holder thereof only to such rights as may be granted to a holder of Dissenting Company Shares pursuant to Section 262 of the DGCL; provided, however, that any Dissenting Company Share held by any Company Stockholder who shall have failed to perfect or who shall have effectively withdrawn or lost his, her or its rights to appraisal of such Dissenting Company Share pursuant to Section 262 of the DGCL will thereupon (A) be deemed no longer to be a Dissenting Company Share and (B) be treated as if it had been converted into, and become exchangeable for, as of the Effective Time, the right to receive the Per Share Price, without interest thereon, upon surrender of the Certificates or Uncertificated Shares that formerly evidenced such shares of Company Common Stock in the manner provided in Section 2.10.

(ii)

The Company will give Parent (A) prompt written notice (and in any event within two (2) Business Days) of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares; and (B) the opportunity to participate in all negotiations and Legal Proceedings with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares. Prior to the Effective Time, the Company may not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for payment in respect of Dissenting Company Shares, or agree to do any of the foregoing. For purposes of this Section 2.7(c)(ii), “participate” means that Parent will be kept reasonably apprised of proposed strategy and other significant decisions with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), and Parent may offer comments or suggestions and participate in negotiations with respect to such demands but will not be afforded any decision-making power or other authority over such demands except for the payment, settlement or compromise consent set forth above.

2.8 Company Equity Awards.

(a) As of the Effective Time, all Company Stock Options that are outstanding and unexercised immediately prior to the Effective Time shall immediately vest (if unvested), and shall cease to represent a right to acquire Company Common Stock. Each Company Stock Option that immediately prior to the Effective Time represented a right to acquire Company Common Stock shall be converted automatically into the right to receive (without interest), as soon as reasonably practicable after the Effective Time, a cash payment equal to the product of (i) the excess, if any, of the Per Share Price over the per share price of such Company Stock Option, multiplied by (ii) the number of shares of Company Common Stock covered by such Company Stock Option, less applicable Tax withholdings; provided, however, that, for the avoidance of doubt, if the per share exercise price of any such Company Stock Option is greater than or equal to the Per Share Price, such Company Stock Option shall be cancelled and terminated as of the Effective Time without any cash payment being made or other consideration provided in respect thereof.

(b) Immediately prior to the Effective Time, the restrictions on each share of Company Restricted Stock granted and then outstanding shall, without any action on the part of the holder thereof, the Company, Parent or Merger Sub, lapse, and each such share of Company Restricted Stock will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions as, a share of Company Common Stock not subject to any restrictions, subject to any withholding Taxes required by law to be withheld.

(c) As of the Effective Time, each Company RSU that is outstanding and unvested immediately prior to the Effective Time shall be cancelled as of the Effective Time and converted into a right to receive (without interest), as soon as reasonably practicable after the Effective Time, a cash payment in an amount equal to the Per Share Price for each share of Company Common Stock covered thereby, subject to any withholding Taxes required by law to be withheld.

(d) As of the Effective Time, each Company Performance Share that is outstanding and unvested immediately prior to the Effective Time shall be cancelled as of the Effective Time and converted into a right to receive (without interest), as soon as reasonably practical after the Effective Time, a cash payment in an amount equal to the Per Share Price for each share of Company Common Stock covered thereby, with the number of shares covered by an award of Company Performance Shares to be equal to the greater of (1) the number determined in accordance with the performance criteria as otherwise provided in the applicable award agreement and as if the performance period ended as of the last Business Day immediately preceding the Closing Date and (2) the target award level as provided in the applicable award agreement, plus the amount of any accrued but unpaid dividend equivalents associated with such Company Performance Share, subject to any withholding Taxes required by law to be withheld.

(e) Parent shall cause the Surviving Corporation to, at all times from and after the Effective Time, maintain sufficient liquid funds to satisfy their obligations to holders of Company Equity Awards pursuant to this Section 2.8.

(f) As promptly as practicable following the Effective Time and in any event not later than the later of the fifth (5th) Business Day thereafter or the Company’s next regularly scheduled payroll payment date, Parent shall cause the Surviving Corporation (or, as applicable, its relevant Subsidiary) to pay through its payroll system to each applicable holder of a Company Equity Award, such amount due and payable to such holder pursuant to Section 2.8(a) in respect of such Company Equity Award.

2.9 Further Actions. The Company will, prior to Closing, take all action necessary to effect the cancellation, conversion and vesting, as applicable, of Company Equity Awards upon the Effective Time and to give effect to Section 2.8 (including cancellation of each Company Stock Option with a per share exercise price greater than or equal to the Per Share Price for no consideration and the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act). Except as otherwise mutually agreed by the Parties as provided in Section 2.8, the Company shall, prior to Closing, take all actions necessary or appropriate so that all Company Equity Awards and all Company Equity Plans will terminate as of the Effective Time and following the Effective Time, no participant in any Company Equity Plan or other Employee Plan will have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any of their respective Subsidiaries.

2.10 Exchange of Certificates.

(a) Payment Agent. Not less than three (3) Business Days prior to the Closing, Parent will (i) select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Company Stockholders to receive the Per Share Price to which they have become entitled pursuant to Section 2.7 (the “Payment Agent”); and (ii) enter into a payment agent agreement, in customary form and substance reasonably acceptable to the Company, with such Payment Agent. The Company will reasonably cooperate with Parent with respect to providing any information requested by the Payment Agent in connection with fulfilling its responsibilities pertaining to the transactions contemplated by this Agreement.

(b) Exchange Fund. At or prior to the Closing, Parent will deposit (or cause to be deposited) with the Payment Agent, for the benefit of the holders of Certificates and Uncertificated Shares, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock pursuant to Section 2.7, an amount of cash equal to the aggregate consideration to which such holders of Company Common Stock become entitled pursuant to Section 2.7. Until disbursed in accordance with the terms and conditions of this Agreement, such cash will be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than thirty (30) days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) and, in any case of the foregoing clauses (i) through (iii), no such instrument shall have a maturity exceeding three (3) months (such cash and any proceeds thereon, the “Exchange Fund”). To the extent that (A) there are any losses with respect to any investments of the Exchange Fund; (B) the Exchange Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7; or (C) all or any portion of the Exchange Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.7 for any reason, Parent will, or will cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.7. Any income from investment of the Exchange Fund will be payable to Parent or the Surviving Corporation, as Parent directs. Any amounts made available to the Payment Agent pursuant to this Agreement to pay for any shares that are Dissenting Company Shares shall be returned to Parent on demand.

(c) Payment Procedures. Promptly following the Effective Time, and in any event not more than five (5) Business Days thereafter, Parent and the Surviving Corporation will cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares) (the “Certificates”); and (ii) uncertificated shares of Company Common Stock that represented outstanding shares of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares) (the “Uncertificated Shares”) (A) a letter of transmittal in customary form and reasonably acceptable to the Company (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent); and (B) instructions for use in effecting the surrender of the Certificates and Uncertificated Shares in exchange for the Per Share Price payable in respect thereof pursuant to Section 2.7. Subject to Section 2.10(g), upon surrender of Certificates for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, together with such other documents and information as may reasonably be requested by the Payment Agent, the holders of such Certificates will be entitled to receive, and the Payment Agent shall promptly pay, in exchange therefor, an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such Certificate; by (y) the Per Share Price (less any applicable withholding Taxes payable in respect thereof), and the Certificates so surrendered will forthwith be cancelled. Subject to Section 2.10(g), upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares will be entitled to receive, and the Payment Agent shall promptly pay, in exchange therefor, an amount in cash equal to the product obtained by multiplying (1) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares; by (2) the Per Share Price (less any applicable withholding Taxes payable in respect thereof), and the transferred Uncertificated Shares so surrendered will be cancelled. The Payment Agent will accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices. No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Per Share Price payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 2.10(c). Until so surrendered, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the Per Share Price, without interest thereon, payable in respect thereof pursuant to Section 2.7. Notwithstanding anything to the contrary in this Agreement, no holder of Uncertificated Shares will be required to provide a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7.

(d) DTC Payment. Prior to the Effective Time, Parent and the Company will cooperate to establish procedures with the Payment Agent and the Depository Trust Company (“DTC”) with the objective that the Payment Agent will transmit to DTC or its nominees to the extent practicable and without duplication of any other payments to be made by the Payment Agent or otherwise pursuant to this Agreement, on the first (1st) Business Day after the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (i) the number of shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Effective Time; multiplied by (ii) the Per Share Price.

(e) Transfers of Ownership. If a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company, or if the Per Share Price is to be paid in a name other than that in which the Certificates or Uncertificated Shares surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, the Per Share Price may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Share so surrendered or transferred is registered in the stock transfer books or ledger of the Company only if, in the case of shares of Company Common Stock represented by a Certificate, such Certificate is properly endorsed and otherwise in proper form for surrender and transfer or, in the case of Uncertificated Shares, a proper transfer instruction (together with any other documentation or information reasonably requested by Parent or the Payment Agent) is presented that is satisfactory to each of Parent and the Payment Agent, and, in the case of shares of Company Common Stock represented by Certificates or Uncertificated Shares, the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such shares, or established to the reasonable satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other Party will be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one (1) year after the Effective Time will be delivered to Parent upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time who have not theretofore surrendered or transferred their Certificates (or otherwise complied with Section 2.12 in the case of lost, stolen or destroyed Certificates) or Uncertificated Shares representing such shares of Company Common Stock for exchange pursuant to this Section 2.10 will thereafter look for payment of the Per Share Price payable in respect of such shares of Company Common Stock solely to Parent (which shall remain responsible for payment of the Per Share Price in respect thereof, subject to abandoned property, escheat or similar Laws), solely as general creditors thereof, for any claim to the Per Share Price to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by such holders two (2) years after the Effective Time, or at such earlier time as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

2.11 No Further Ownership Rights in Company Common Stock. From and after the Effective Time, (a) all shares of Company Common Stock will no longer be outstanding and will automatically be converted or cancelled and retired, as applicable in accordance with Section 2.7, and cease to exist; and (b) holders of each Certificate or Uncertificated Share theretofore representing any shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive the Per Share Price payable therefor in accordance with Section 2.7, or in the case of Dissenting Company Shares, the rights pursuant to Section 2.7(c). The Per Share Price paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 2.10(c)) be cancelled and exchanged as provided in this Article II.

2.12 Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent and the Payment Agent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Payment Agent will pay to such Person the Per Share Price payable in respect of the shares of Company Common Stock represented by such Certificates pursuant to Section 2.7; provided, however, that Parent or the Payment Agent may, in its discretion and as a condition precedent to the payment of such Per Share Price, require the Person claiming such Certificates to be lost, stolen or destroyed to deliver a bond in customary form in such amount as it may reasonably determine as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.13 Withholding Rights. Each of the Payment Agent, Parent, Merger Sub, the Company and the Surviving Corporation (and their Affiliates and Representatives) will be entitled to deduct and withhold from any cash amounts payable in connection with this Agreement such amounts as are required to be deducted or withheld therefrom pursuant to any applicable Laws. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.14 No Dividends or Distributions. No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Uncertificated Shares.

2.15 Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, then the directors and officers of the Company and Merger Sub as of immediately prior to the Effective Time will take all such lawful and necessary action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case pursuant to the Exchange Act on or after January 1, 2018 and at least one (1) Business Day prior to the date of this Agreement (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature) (the “Recent SEC Reports”) (it being (i) understood that any matter disclosed in any Recent SEC Report will be deemed to be disclosed with respect to a section or subsection in this Agreement only to the extent that it is reasonably apparent on the face of such disclosure in such Recent SEC Report that it is applicable to such section or subsection of this Agreement; and

(ii) acknowledged that nothing disclosed in the Recent SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Sections 3.1 through 3.8 or Section 3.12(b)); or (b) subject to the terms of Section 9.12, as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”) (it being understood that any matter disclosed in the Company Disclosure Letter will be deemed to be disclosed with respect to a section or subsection in this Agreement only to the extent that it is reasonably apparent from the face of such disclosure in the Company Disclosure Letter that it is applicable to such section or subsection of this Agreement), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Organization; Good Standing. The Company (a) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (b) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the Charter and the Amended and Restated Bylaws of the Company (the “Bylaws”), each as amended to date. The Company is not in violation of the Charter or the Bylaws.

3.2 Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) subject only to receiving the Requisite Stockholder Approval, consummate the Merger. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Transactions (including the Merger) have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate actions on the part of the Company are necessary to authorize (i) the execution and delivery of this Agreement by the Company; (ii) the performance by the Company of its covenants and obligations hereunder; or (iii) subject only to the receipt of the Requisite Stockholder Approval, the consummation of the Transactions (including the Merger). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity (the “Enforceability Limitations”).

3.3 Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a) Company Board Approval. The Company Board (at a meeting or meetings duly called and held) has unanimously (i) determined that it is in the best interests of the Company and its stockholders to enter into this Agreement and consummate the Transactions (including the Merger) upon the terms and subject to the conditions set forth herein; (ii) declared this Agreement advisable; (iii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Transactions (including the Merger) upon the terms and subject to the conditions set forth herein; and (iv) resolved to recommend that the Company Stockholders adopt this Agreement and approve the Transactions (including the Merger) in accordance with the DGCL (collectively, the “Company Board Recommendation”), which Company Board Recommendation has not been withdrawn, rescinded or modified in any way as of the date of this Agreement.

(b) Fairness Opinion. Prior to the execution of this Agreement, the Company Board has received the written opinion (or an oral opinion to be confirmed in writing) of Lazard Frères & Co. LLC (the “Advisor”) to the effect that, as of the date of such opinion, and based upon and subject to the various limitations, matters, qualifications and assumptions set forth therein, the Per Share Price to be paid to holders of Company Common Stock (other than the Owned Company Shares and the Dissenting Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders of Company Common Stock (it being understood and agreed that such written opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub).

(c) Anti-Takeover Laws. The Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” Law will not be applicable to the Merger or this Agreement. No other state takeover statute or similar statute or regulation applies to the Merger or the other Transactions.

3.4 Requisite Stockholder Approval. The affirmative vote of the holders of a majority of the voting power of the outstanding shares of Company Common Stock entitled to vote on the Merger (the “Requisite Stockholder Approval”) is the only vote of the holders of any class or series of Company Capital Stock that is necessary pursuant to applicable Law, the Charter or the Bylaws to adopt this Agreement and consummate the Merger.

3.5 Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Transactions (including the Merger) do not (a) contravene, violate or conflict with any provision of the Charter or the Bylaws; (b) contravene, violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, require notice under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to, any Material Contract or any Material Lease; (c) assuming that all Consents described in Section 3.6(i) through (iii) have been obtained or made, and any waiting periods thereunder have terminated or expired prior to the Effective Time and, in the case of the consummation of the Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law applicable to the Company Group or by which any of their respective properties or assets are bound; or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company Group, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that would not be material to the Company and its Subsidiaries taken as a whole.

3.6 Requisite Governmental Approvals. No consent, approval, order or authorization of, filing or registration with, or notification to (any of the foregoing, a “Consent”) any Governmental Authority is required on the part of the Company in connection with (a) the execution and delivery of this Agreement by the Company; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions (including the Merger), except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any other applicable Antitrust Laws; and (iv) such other Consents the failure of which to obtain would not have a Company Material Adverse Effect.

3.7 Company Capitalization.

(a) Capital Stock. The authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Common Stock; and (ii) 10,000,000 shares of Company Preferred Stock. As of 5:00 p.m., Eastern time, on October 17, 2019 (such time and date, the “Capitalization Date”), (A) 19,690,774 shares of Company Common Stock were issued and outstanding (which excludes the shares of Company Common Stock relating to the Company Equity Awards referred to in clauses (i) and (A) of Section 3.7(b)); (B) no shares of Company Preferred Stock were issued and outstanding; and (C) 3,351,718 shares of Company Common Stock were held by the Company as treasury shares. All outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights. From the close of business on the Capitalization Date to the date of this Agreement, the Company has not issued or granted any Company Securities.

(b) Stock Reservation. As of the Capitalization Date, the Company has reserved no shares of Company Common Stock for issuance pursuant to the Company’s 2009 Long-Term Incentive Plan (“2009 Plan”) and

522,583 shares of Company Common Stock for issuance pursuant to the 2018 Long-Term Incentive Plan (“2018 Plan”) and, except for the Company Equity Awards, there were no outstanding equity or equity-based awards held by any current or former employees or other service providers of the Company Group. As of the Capitalization Date, under the 2009 Plan, there were (i) Company Performance Shares outstanding representing the right to receive up to 95,914 shares of Company Common Stock (assuming the achievement of all applicable performance goals at maximum levels); (ii) 36,021 shares of Company Restricted Stock issued and outstanding; (iii) Company Stock Options to acquire 584,096 shares of Company Common Stock, with a weighted average exercise price of $38.39; and (iv) 13,774 unvested Company RSUs outstanding. As of the Capitalization Date, under the 2018 Plan, there were (A) Company Performance Shares outstanding representing the right to receive up to 100,788 shares of Company Common Stock (assuming the achievement of all applicable performance goals at maximum levels); (B) 71,669 shares of Company Restricted Stock issued and outstanding; and (C) Company Stock Options to acquire 364,763 shares of Company Common Stock, with a weighted average exercise price of $31.03. The Company has made available to Parent a true and complete list of all Company Equity Awards, which includes the following information by grant: (I) grantee; (II) date of grant; (III) type of Company Equity Award; (IV) number of shares of Company Common Stock subject to such grant; (V) Company Equity Plan in which it was granted; (VI) vesting dates; (VII) expiration date, if applicable; (VIII) exercise price, if applicable; and (IX) any other material terms that are not included in any agreement or arrangement filed pursuant to Item 601(b)(10)(iii) of Regulation S-K.

(c) Company Securities. Except as set forth in this Section 3.7, as of the Capitalization Date there were (i) other than the Company Capital Stock, no outstanding shares of capital stock of, or other equity or voting interest in, the Company; (ii) no outstanding securities of the Company convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest (including voting debt) in, the Company; (iii) no outstanding options, warrants or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest (including voting debt) in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible, exchangeable or exercisable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (v) no outstanding shares of restricted stock, restricted stock units, stock appreciation rights, synthetic performance stock units, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Company Capital Stock, the “Company Securities”); (vi) no voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company; (vii) no obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound; and (viii) no other obligations by the Company to make any payments based on the price or value of any Company Securities. The Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no declared or accrued and unpaid dividends with respect to any outstanding shares of Company Capital Stock. The Company does not have a stockholder rights plan in effect. There are no Company Securities held by any Subsidiaries of the Company.

(d) Other Rights. Neither the Company, nor any of its Subsidiaries, is a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities.

3.8 Subsidiaries.

(a) Subsidiaries. Section 3.8(a) of the Company Disclosure Letter contains a true, correct and complete list of the name, jurisdiction of organization, and schedule of stockholders of each Subsidiary of the

Company. Except as would not have a Company Material Adverse Effect, each Subsidiary of the Company (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States); (ii) has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets; and (iii) is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States). The Company has made available to Parent true, correct and complete copies of the certificates of incorporation, bylaws and other similar organizational documents of each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company, each as amended to date. No Subsidiary of the Company is in violation of its charter, bylaws or other similar organizational documents, except for such violations that would not have a Company Material Adverse Effect.

(b) Capital Stock of Subsidiaries. All of the outstanding capital stock of, or other equity or member or voting interest in, each Subsidiary of the Company (i) has been duly authorized, validly issued and is fully paid and nonassessable (to the extent such concepts are applicable to such Subsidiary); and (ii) is owned, beneficially and of record, directly or indirectly, by the Company, free and clear of all Liens (other than Permitted Liens) and any other restriction (including any preemptive rights or restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest).

(c) Other Securities of Subsidiaries. There are no outstanding (i) securities convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (ii) options, warrants or other rights or arrangements obligating the Company Group to acquire from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company; or (iii) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Subsidiary to any Person other than the Company or one of its Subsidiaries.

(d) Other Investments. Other than equity securities held in the ordinary course of business for cash management purposes, the Company does not own or hold the right to acquire any equity securities, ownership interests or voting interests (including voting debt) of, or securities exchangeable or exercisable therefor, or investments in, any other Person.

3.9 Company SEC Reports. Since January 1, 2017, the Company has filed all forms, reports and other documents with the SEC that have been required to be filed by it pursuant to applicable Laws prior to the date of this Agreement (the “Company SEC Reports”). Each Company SEC Report complied, as of its effective date (in the case of Company SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) or filing date (in the case of all other applicable Company SEC Reports) (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of the last such amendment or superseded filing), in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date that such Company SEC Report was filed. True, correct and complete copies of all Company SEC Reports are publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not contain, any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports. No Subsidiary of the Company is required to file any forms, reports or other documents with the SEC.

3.10 Company Financial Statements; Internal Controls; Indebtedness.

(a) Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company Group filed with the Company SEC Reports (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); and (ii) fairly present (except as may be indicated in the notes thereto and subject in the case of unaudited statements to normal, year-end audit adjustments), in all material respects, the consolidated financial position of the Company Group as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended. There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC that have not been so disclosed in the Company SEC Reports.

(b) Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” (as defined pursuant to Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(c) Internal Controls. The Company has established and maintains a system of “internal control over financial reporting” (as defined pursuant to Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, including policies and procedures that require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company Group; (ii) that transactions are made only in accordance with appropriate authorizations of the Company’s management and the Company Board (or a committee thereof); and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company Group. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2018, and such assessment concluded that such system was effective. Since January 1, 2017, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal control over financial reporting utilized by the Company Group that has not been subsequently remediated; or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company Group.

(d) Indebtedness. Section 3.10(d) of the Company Disclosure Letter contains (i) a true, correct and complete list of all Indebtedness of the Company Group as of the date of this Agreement, other than Indebtedness reflected in the Audited Company Balance Sheet or otherwise included in the Company SEC Reports filed between June 30, 2019 and the date of this Agreement and (ii) the amount outstanding under the Credit Facility as of a date not more than five (5) Business Days prior to the date of this Agreement.

3.11 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities of a nature required to be reflected or reserved against on a balance sheet (or the notes thereto) prepared in accordance with GAAP, other than liabilities (a) reflected or otherwise reserved against in the Audited Company

Balance Sheet or in the consolidated financial statements of the Company Group (including the notes thereto) included in the Company SEC Reports filed prior to the date of this Agreement; (b) arising pursuant to or incurred as expressly permitted or expressly contemplated by this Agreement or incurred in connection with the Transactions; or (c) incurred in the ordinary course of business since June 30, 2019 that would not have a Company Material Adverse Effect.

3.12 Absence of Certain Changes.

(a) No Company Material Adverse Effect. Except as otherwise contemplated, required or permitted by this Agreement, since January 31, 2019 through the date of this Agreement, (i) the business of the Company Group has been conducted, in all material respects, in the ordinary course of business (except with respect to this Agreement and discussions, negotiations and transactions related hereto) and (ii) there has not occurred a Company Material Adverse Effect.

(b) Forbearance. Since January 31, 2019 through the date of this Agreement, the Company has not taken any action that would be prohibited by the terms of Sections 5.2(a), 5.2(b), 5.2(c) (other than to the extent in the ordinary course of business), 5.2(d), 5.2(e), 5.2(h), 5.2(o), 5.2(p), 5.2(q), 5.2(r), 5.2(s), 5.2(t), or 5.2(v) (to the extent applicable to the foregoing), if taken or proposed to be taken after the date of this Agreement.

3.13 Material Contracts.

(a) List of Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts to or by which the Company Group is a party or by which it or its properties or assets are bound as of the date hereof (other than any Material Contracts contemplated by clause (i) of the definition of Material Contract that have been disclosed in accordance with applicable Law and any Material Contracts listed in Section 3.14(b), Section 3.14(c) or Section 3.18(a) of the Company Disclosure Letter), and a true, correct and complete copy (or, in the case of oral Contracts, summary) of each Material Contract has been made available to Parent.

(b) Validity. Each Material Contract is, subject to the Enforceability Limitations, valid and binding on the Company or each such Subsidiary of the Company party thereto and is in full force and effect, and none of the Company, any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto is in breach of or default pursuant to any such Material Contract, except in each case for such failures to be in full force and effect that would not have a Company Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute a breach, violation or default pursuant to any Material Contract by the Company Group, or, to the Knowledge of the Company, any other party thereto, except in each case for such breaches and defaults that would not have a Company Material Adverse Effect.

(c) Material Customers and Suppliers. Section 3.13(c) of the Company Disclosure Letter sets forth a list (including the applicable dollar amounts of revenue or expense with respect thereto) of all (i) Material Customers and (ii) Material Suppliers, in each case, for the period from January 1, 2018 to December 31, 2018. Since the date of the Audited Company Balance Sheet to the date of this Agreement, the Company has not received any notice from any (A) Material Customer or (B) Material Supplier, indicating that such party intends to terminate, materially modify or not renew, any Material Contract and no Material Customer or Material Supplier has terminated, materially modified or ceased its business with the Company Group, or has otherwise indicated that it intends to do any of the foregoing, and the Company Group has no Knowledge of any of the foregoing.

3.14 Real Property.

(a) Owned Real Property. Section 3.14(a) of the Company Disclosure Letter sets forth the address of each Owned Real Property. With respect to each Owned Real Property, except as would not have a Company Material Adverse Effect (i) the Company Group has good and valid indefeasible fee simple title to such Owned Real Property, free and clear of all Liens and encumbrances (other than Permitted Liens); (ii) as of the date of this Agreement, the Company Group has not leased or otherwise entered into any written agreement granting any Person a similar right to use or occupy such Owned Real Property or any portion thereof, which lease or right remains in effect; and (iii) other than the right of Parent pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. The Company Group is not party to any agreement or option to purchase any real property or interest therein.

(b) Leased Real Property. Section 3.14(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all of the Leases where the terms of each such Lease, as of the date of this Agreement, provide for annual lease payments in excess of $100,000. The Company has made available to Parent true, correct and complete copies of all Leases set forth in Section 3.14(b) of the Company Disclosure Letter (each such Lease, a “Material Lease”). With respect to each such Material Lease, except as would not have a Company Material Adverse Effect, (i) each Material Lease is, to the Knowledge of the Company, legal, valid and binding, subject to the Enforceability Limitations, and is in full force and effect; (ii) to the Knowledge of the Company, the Company or one of its Subsidiaries has a valid leasehold estate in each Leased Real Property, free and clear of all Liens (other than Permitted Liens); (iii) to the Knowledge of the Company, none of the Company Group is in material breach of or default pursuant to any Material Lease; and (iv) the Company or Subsidiary has not collaterally assigned or granted any other security interest in such Material Lease or any interest therein (except for assignments or grants in favor of the counterparty to such Material Lease).

(c) Subleases. As of the date of this Agreement, there are no existing subleases, licenses or similar agreements in which the Company or any of its Subsidiaries has granted to any Person, other than the Company Group, any right to use or occupy, now or in the future, the Leased Real Property set forth in Section 3.14(b) of the Company Disclosure Letter.

(d) The Owned Real Property and Leased Real Property constitute all of the real property used or occupied by the Company and its Subsidiaries as of the date of this Agreement.

(e) None of the Company or any of its Subsidiaries has received any written notice that any portion of any of the Owned Real Property or Leased Real Property is subject to any order to be sold, condemned, expropriated or otherwise taken by any Governmental Authority, with or without payment or compensation therefor and, to the Knowledge of the Company, no such sale, condemnation, expropriation or other taking by any Governmental Authority is threatened.

3.15 Environmental Matters. Since January 1, 2017, except as would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, none of the Company Group (a) has received any written notice, request for information, citation or order alleging that the Company Group has violated, or has any liability under, any Environmental Law; (b) has transported, produced, processed, manufactured, distributed, generated, used, treated, handled, stored, released or disposed, or arranged for the disposal of, exposed any Person to, or, owned or operated any property or facility contaminated by, any Hazardous Substances in a quantity, condition or manner so as to give rise to liability under any Environmental Law; (c) is a party to or is the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding under Environmental Laws, including any (i) alleging noncompliance with or liability under any Environmental Law or (ii) seeking to impose any financial responsibility for or obligation to conduct any investigation, cleanup, removal or remediation of Hazardous Substances pursuant to any Environmental Law; (d) has failed or is failing to comply with, or has failed to obtain, maintain or comply with any Permits required under, any Environmental Law and no suspension or cancellation of any such Permit is pending or, to the Knowledge of the Company, threatened; or (e) is subject to any material order issued by any Governmental Authority pursuant to Environmental Law or relating to Hazardous Substances or has assumed or provided an indemnity with respect to any liability of any other Person under any Environmental Law or relating to Hazardous Substances. Notwithstanding anything to the contrary set forth in this Article III, the Company makes no representation or warranty to the Parent or Merger Sub relating to Environmental Laws or the effect thereof on the business of the

Company or its Subsidiaries (including the existence or absence of any liabilities related thereto) other than pursuant to this Section 3.15 and, to the extent relevant to environmental matters, Sections 3.9, 3.10, 3.11, 3.12, 3.13 and 3.22, which are intended to contain the sole and exclusive representations and warranties of the Company relating to such matters.

3.16 Intellectual Property.

(a) Registered Intellectual Property; Proceedings. Section 3.16(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all (i) Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered; and (ii) Legal Proceedings before any Governmental Authority (other than actions related to the ordinary course prosecution of Company Registered Intellectual Property before the United States Patent and Trademark Office or the equivalent authority anywhere in the world) related to any Company Registered Intellectual Property. To the Knowledge of the Company, the Company has maintained all material Company Registered Intellectual Property in the ordinary course consistent with reasonable business practices. None of the material Company Registered Intellectual Property is jointly owned with any third Person.

(b) No Order. To the Knowledge of the Company, no material Company Intellectual Property is subject to any Legal Proceeding or outstanding order with respect to the Company restricting in any manner the use, transfer or licensing thereof by the Company Group of such Company Intellectual Property or any of the Company Group’s products.

(c) Absence of Liens. Except as would not constitute a Company Material Adverse Effect, the Company or one of its Subsidiaries owns and has good and valid legal and equitable title to each item of material Company Intellectual Property free and clear of any Liens (other than Permitted Liens).

(d) IP Contracts. Section 3.16(d) of the Company Disclosure Letter sets forth a true, correct and complete list of all Contracts to which the Company Group is a party or by which it or any of its assets or properties are bound (i) with respect to material Company Intellectual Property (including (x) any license, assignment, or development obligations of or in regard to material Intellectual Property or (y) any material Company Intellectual Property that is licensed or transferred to any third Person other than any non-disclosure agreements entered into in the ordinary course of business); (ii) that is an exclusive license or providing for joint ownership or co-ownership or joint or co-development of any Intellectual Property; (iii) that is with a college, university, or Governmental Authority regarding Intellectual Property; or (iv) pursuant to which a third Person is currently licensing, or since January 1, 2017 has transferred, any Intellectual Property to the Company Group, other than any (a) non-disclosure agreements or other Contracts entered into in the ordinary course of business and (b) in bound non-exclusive licenses of commercially available off-the-shelf software on standard terms used solely for the Company Group’s internal use involving up-front license fees or annual payments of no more than $500,000 (all such Contracts, the “IP Contracts”).

(e) Changes. Except as would not have a Company Material Adverse Effect, the consummation of the Merger will not under any IP Contract result: (i) in the termination of any material license of Intellectual Property to the Company by a third Person; or (ii) the granting by the Company of any license or rights to any Company Intellectual Property.

(f) No Government Funding. The Company is not under any obligation to license any material Company Intellectual Property to any Governmental Authority because it has received funding to develop such Company Intellectual Property from a Governmental Authority.

(g) No Infringement. The operation of the business of the Company Group (including the manufacture and sale of the Company Group’s products) as of the date of this Agreement and as conducted since January 1, 2015 does not infringe, misappropriate, dilute, or otherwise violate, and has not infringed, misappropriated, diluted, or otherwise violated, the Intellectual Property of any third Person or constitute and has not constituted unfair competition or unfair trade practices pursuant to the Laws of any jurisdiction in a manner that has or could reasonably be expected to result in a material liability to the Company Group, taken as a whole.

(h) No Notice of Infringement. Since January 1, 2017, the Company Group has not received written notice from any third Person, or been involved in any Legal Proceeding, alleging that the operation of the business of the Company Group or that any of the Company Group’s products infringes, misappropriates, or otherwise violates the Intellectual Property of any third Person or constitutes unfair competition or unfair trade practices pursuant to the Laws of any jurisdiction in a manner that has or could reasonably be expected to result in a material liability to the Company Group, taken as a whole.

(i) No Third Person Infringement. Since January 1, 2017, the Company Group has not provided any third Person with written notice claiming that such third Person is infringing, misappropriating, or otherwise violating any material Company Intellectual Property, and, except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, no such activity is occurring that has resulted in a material liability to the Company Group, taken as a whole.

(j) Proprietary Information. Except as would not have a Company Material Adverse Effect, the Company Group has taken reasonable steps to protect the Company Group’s rights in its confidential information and trade secrets that it wishes to protect, or any trade secrets or confidential information of third Persons provided to the Company Group. Without limiting the foregoing, the Company Group has and uses commercially reasonable efforts to enforce a policy requiring each officer and employee engaged in the development of any Intellectual Property or technology for the Company Group to execute a proprietary information and confidentiality agreement.

(k) Data Security and Privacy. Except as would not have a Company Material Adverse Effect, the Company Group (i) maintains policies and procedures regarding the security, privacy, transfer and use of personally identifiable information and payment card information collected or used by the Company Group that are commercially reasonable; and (ii) is in compliance with such policies and other Laws, rules and regulations pertaining to data privacy and data security. Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, since January 1, 2017, there have been no (A) losses or thefts of, or security breaches relating to, personally identifiable information in the possession, custody or control of the Company Group; (B) unauthorized access or unauthorized use of any such personally identifiable information; and (C) improper disclosure of any personally identifiable information in the possession, custody or control of the Company Group or any Person acting on its behalf.

(l) Information Technology Systems. The information technology systems owned, licensed, leased or otherwise held for use by the Company or its Subsidiaries (including all computer hardware, software, firmware and telecommunications systems used in their respective businesses as currently conducted) and the information technology systems operated on behalf of the Company or its Subsidiaries (collectively, the “Company IT Systems”) (i) to the Knowledge of the Company, operate in substantial conformance with the appropriate specifications and documentation for such systems and generally perform reliably in all material respects and (ii) are sufficient to support the business of the Company and its Subsidiaries as currently conducted. To the Knowledge of the Company, none of the Company IT Systems contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “malware,” “vulnerability,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (A) disrupting, disabling, harming, or otherwise impeding in any material manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (B) materially compromising the privacy or security of any data or damaging or destroying any data or file without consent. The Company has taken commercially reasonable steps to provide for archival, back-up, recovery and restoration of its critical business data.

3.17 Tax Matters.

(a) Tax Returns. Except as would not have a Company Material Adverse Effect, the Company Group has (i) timely filed (taking into account valid extensions) all United States federal, state, local and non-United States returns, declarations, estimates, information statements and reports (including amendments and schedules or exhibits thereto) relating to any and all Taxes (“Tax Returns”) required to be filed by any of them; and (ii) paid all Taxes that are required to be paid. The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve (in accordance with GAAP) for all Taxes accrued but not then payable by the Company Group through the date of such financial statements. Except as would not have a Company Material Adverse Effect or as otherwise obtained in the ordinary course of business, none of the Company Group has executed any waiver, of any statute of limitations on, or extended the period for the assessment or collection of, any material Tax, in each case that has not since expired. Since the date of the Audited Company Balance Sheet, the Company Group has not incurred any material Tax outside the ordinary course of business.

(b) Taxes Paid. The Company Group has in all material respects timely paid or withheld with respect to their employees and other third Persons (and paid over any amounts withheld to the appropriate Tax authority) all income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other similar Taxes required to be paid or withheld.

(c) No Audits. No audits or other examinations or claimed deficiencies with respect to any material amounts of Taxes of the Company Group are presently pending or in progress or have, since January 1, 2017, been asserted or proposed in writing. No written claim has ever been made by a Governmental Authority in a jurisdiction where the Company Group does not file a Tax Return that a member of the Company Group is or may be subject to material amounts of tax in that jurisdiction that would be the subject of such Tax Return other than any such claims that have been fully resolved or for which adequate reserves have been established in accordance with GAAP in the Company SEC Reports filed prior to the date hereof.

(d) Spin-offs. The Company Group has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment pursuant to Section 355 of the Code (or so much of Section 356 of the Code as related to Section 355 of the Code).

(e) No Listed Transaction. The Company Group has not engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2).

(f) Tax Agreements. None of the Company Group (i) is a party to any Tax sharing, allocation or indemnification agreement, other than any such agreement (A) entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes or (B) solely among members of the Company Group; or (ii) has any material amount of liability for the Taxes of any Person other than the Company Group pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, or otherwise by operation of law.

(g) Liens and Certain Tax Matters. There are no Liens in respect of material Taxes on any of the assets of the Company Group. No member of the Company Group will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period ending after the Closing Date as a result of any prepaid amount, installment sale, or other transaction on or prior to the Closing, any accounting method change, use of an improper method of accounting, or agreement with a Governmental Authority used or made prior to the Closing, or any intercompany transaction or excess loss account described in Section 1502 of the Code entered into or existing prior to the Closing.

(h) Miscellaneous. As of the Closing Date, no member of the Company Group that is organized outside the United States will hold any material assets that constitute U.S. property within the meaning of Section 956 of the Code. No member of the Company Group has any material obligation or liability with respect to the unlawful receipt of any grants, subsidies, state aid or similar amounts. No member of the Company Group has any material amounts due and owing to any Governmental Authority under any applicable Law governing escheat and unclaimed property.

3.18 Employee Plans.

(a) Employee Plans. Section 3.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of all material Employee Plans (as defined below). For purposes of this Agreement, “Employee Plans” means, collectively, (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; and (ii) all other employment, bonus, severance, termination, change-in-control, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement, disability, insurance, vacation, deferred compensation, severance, termination, retention, change of control and other similar fringe, welfare or other material employee benefit plans, programs, agreement, contracts, policies or binding arrangements (whether or not in writing) maintained or contributed to for the benefit of any current or former employee or director of the Company Group and with respect to which the Company Group has any liability, contingent or otherwise. With respect to each Employee Plan, to the extent applicable, the Company has made available to Parent true, correct and complete copies of (A) the most recent annual report on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (B) the most recent determination letter, if any, from the IRS for any Employee Plan that is intended to qualify pursuant to Section 401(a) of the Code; (C) the plan documents and summary plan descriptions; (D) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; (E) any non-routine notices or communications to or from the IRS or any office or representative of the United States Department of Labor or any similar Governmental Authority in respect of any such Employee Plan that have been received or sent since January 1, 2017 (including, without limitation, those relating to compliance issues and those relating to any Pension Plan); and (F) the most recent financial statements and actuarial or other valuation reports prepared.

(b) Title IV Pension Liability. Except as set forth in Section 3.18(b) of the Company Disclosure Letter, neither the Company nor any other trade or business (whether or not incorporated) that would be treated as a single employer with the Company Group pursuant to Section 414 of the Code (an “ERISA Affiliate”) has previously maintained, sponsored or contributed to or currently maintains, sponsors or participates in, or contributes to, or has any liability or obligation, whether absolute or contingent, with respect to, (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA); or (iii) a defined benefit pension plan or a plan subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA. Each Pension Plan has been funded in compliance with the minimum funding standards of ERISA and the Code. No ERISA Event has occurred within the past six (6) years or would reasonably be expected to occur.

(c) Compliance. Each Employee Plan has been maintained, funded, operated and administered in all material respects in accordance with its terms and with all applicable law, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority. All required contributions to the Employee Plans have in all material respects been properly and timely made, and no Employee Plan has any unfunded liabilities that have not been properly accrued.

(d) Employee Plan Legal Proceedings. There are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust pursuant to any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(e) No Prohibited Transactions. None of the Company Group, or, to the Knowledge of the Company, any of its directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any fiduciary breach or non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material Tax imposed by Section 4975 of the Code, in each case applicable to the Company Group or any Employee Plan, or for which the Company Group has any indemnification obligation.

(f) No Additional Rights. Except as set forth on Section 3.18(f) of the Company Disclosure Letter, none of the execution and delivery of this Agreement, the consummation of the Merger or the Transactions will, either alone or in conjunction with any other event (whether contingent or otherwise), including termination of employment, (i) result in, or accelerate the time of payment or vesting of, any payment (including severance, change in control, stay or retention bonus or otherwise) becoming due under any Employee Plan; (ii) increase any compensation or benefits otherwise payable under any Employee Plan; (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Employee Plan; (iv) result in the forfeiture of compensation or benefits under any Employee Plan; (v) trigger any other obligation under, or result in the breach or violation of, any Employee Plan; (vi) limit or restrict the right of Parent to merge, amend or terminate any Employee Plan on or after the Effective Time (other than ordinary notice and administrative requirements and expenses or routine claims for benefits); or (vii) except as may result from accelerated vesting contemplated by Section 2.8 of this Agreement or in respect of awards or arrangements entered into after November 2, 2017, result in any amount failing to be deductible by reason of Section 162(m) of the Code.

(g) Section 280G. Except as set forth on Section 3.18(g) of the Company Disclosure Letter, (i) no payment or benefit that could be made by the Company or any ERISA Affiliate will be characterized as a parachute payment within the meaning of Section 280G of the Code and (ii) none of the Company Group has any obligation to gross-up or indemnify any individual with respect to any Tax under Section 4999 of the Code.

(h) Section 409A. Each Employee Plan has been maintained, in form and operation, in compliance in all material respects with Section 409A of the Code, and none of the Company Group has any obligation to gross-up or indemnify any individual with respect to any Tax under Section 409A of the Code.

(i) International Employee Plans. Each Employee Plan maintained for the benefit of employees of the Company Group located outside of the United States, other than statutorily-required plans sponsored or maintained by a Governmental Authority (each such Employee Plan, an “International Employee Plan”) has been established, maintained and administered in compliance in all material respects with its terms and conditions and in all material respects with the requirements prescribed by any applicable laws. Furthermore, no International Employee Plan has material unfunded liabilities that as of the Effective Time will not be fully offset by insurance or fully accrued in accordance with GAAP. With respect to each International Employee Plan: (i) if required to have been approved by any non-U.S. Governmental Authority so as to obtain any beneficial tax or other status, such International Employee Plan has been so approved and no such approval has been revoked (nor, to the Knowledge of Company, has revocation been threatened) and no event has occurred since the date of the most recent approval or application therefor that is reasonably likely to cause such revocation; (ii) except as provided in Section 3.18(i) of the Company Disclosure Letter, no employees of the Company Group (or any of their dependents) are entitled to any pension, superannuation, retirement (including on early retirement) or death benefits (including in the form of a lump sum) that become payable before their normal retirement age as stated in their contract of employment or such International Employee Plan itself; (iii) apart from any general indemnity in favor of the trustees given by the Company Group under the governing documents of such International Employee Plan, none of the Company Group has given any indemnity, undertaking or guarantee in respect of such International Employee Plan; (iv) except as set forth in Section 3.18(a) of the Company Disclosure Letter, no International Employee Plan is a “registered pension plan” (as such term is defined under the Income Tax Act (Canada)); and (v) no International Employee Plan provides supplemental pension benefits or is a “retirement compensation arrangement” (as such term is defined under the Income Tax Act (Canada)).

(j) Retiree Welfare Benefits. Except as set forth on Section 3.18(j) of the Company Disclosure Letter, no Employee Plan or other arrangement provides material post-termination or retiree life insurance, health or other material welfare benefits to any Person, except as required by Part 6 of Subtitle B of Title I of ERISA or any similar state Law and at such Persons’ sole expense. None of the Company Group has taken any action that could reasonably be expected to cause the Surviving Corporation or any of its Affiliates to have any legally binding obligation to provide post-retirement welfare benefits to any Person. Furthermore, none of the Company Group has taken any action that would prohibit Surviving Corporation and its Affiliates from amending, modifying or terminating any Person’s post-retirement welfare benefits following the Closing.

(k) No New Employee Plans. Except as set forth on Section 3.18(k) of the Company Disclosure Letter, none of the Company Group has any plan or commitment to materially amend any Employee Plan or establish any material new employee benefit plan or to materially increase any compensation or benefits pursuant to any Employee Plan.

3.19 Labor Matters.

(a) Union Activities. Except as set forth on Section 3.19(a) of the Company Disclosure Letter, as of the date hereof, the Company Group is not a party to or bound by any collective bargaining agreement, collective bargaining relationship, other Contract with any labor or trade union, works council, or similar labor organization (each, a “Collective Bargaining Agreement”). No labor or trade union or similar labor organization has made a demand for recognition, or filed a petition for certification, as the bargaining unit representative of any employees of the Company Group. To the Knowledge of the Company, there are no union organizing activities by or of, or proceedings of any labor organization or trade union to organize, any employees of the Company Group with regard to their employment with the Company Group, and no such activities have occurred within the past three (3) years. No Collective Bargaining Agreement is being negotiated by the Company Group, and the Company Group is under no obligation to negotiate for a Collective Bargaining Agreement. As of the date hereof, there is no strike, lockout, slowdown, work stoppage, material grievance, arbitration, or other material labor dispute against or affecting the Company Group pending, or to the Knowledge of the Company, threatened, and no such labor disputes have occurred within the past three (3) years. With respect to the Transactions, the Company Group has, or prior to Closing will have, used reasonable best efforts to satisfy all notice, consultation or bargaining obligations owed to its employees or their representatives under applicable Law, Collective Bargaining Agreements, or other Contracts.

(b) Employment Law Compliance. The Company Group is and for the past three (3) years has been in compliance in all material respects with applicable Laws and orders with respect to labor and employment (including all provisions thereof related to employment practices, terms and conditions of employment, hiring, background checks, wage and hour, immigration, employment eligibility verification, equal employment opportunity, discrimination, harassment, retaliation, equal pay, unions, labor relations, employee classification, independent contractors, employee health and safety, collective bargaining, workers’ compensation, pay equity, the collection and payment of withholding or social security taxes, termination of employment and notice thereof, and social insurance funds and housing welfare funds (including the obtaining of social security registration certificates and payment of all amounts required to fund such social insurance funds and housing welfare funds)). In the past three (3) years, the Company Group: (i) has not implemented any plant closing or mass layoffs implicating WARN, and (ii) has not incurred any liability under WARN that remains unsatisfied. No plant closings or mass layoffs implicating WARN are currently planned, or announced. The Company Group has in all material respects paid all wages, salaries, bonuses, commissions, wage premiums, fees, expense reimbursement, severance, and other compensation that have come due and payable to its employees, consultants, independent contractors, and other individual service providers pursuant to any Law, Contract, or policy of the Company Group.

3.20 Permits; Compliance with Laws.

(a) (i) The Company Group holds, to the extent legally required, all material permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Authorities (“Permits”) that are required for the operation of the business of the Company Group as currently conducted; (ii) the Company Group complies in all material respects with the terms of all such Permits; and (iii) as of the date of this Agreement, no suspension or cancellation of any such Permit is pending or, to the Knowledge of the Company, threatened.

(b) The Company Group is, and since January 1, 2017 has been, in compliance in all material respects with all Laws that are applicable to the Company Group or to the conduct of the business or operations of the Company Group.

(c) No representation is made under this Section 3.20 with respect to environmental, intellectual property, Tax, employee benefits, labor, trade controls and anti-corruption matters, which matters are addressed exclusively in Sections 3.15, 3.16, 3.17, 3.18, 3.19 and 3.25.

3.21 Legal Proceedings; Orders.

(a) No Legal Proceedings. (i) As of the date of this Agreement, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against any member of the Company Group that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement and (ii) there are no other Legal Proceedings pending or, to the Knowledge of the Company, threatened against any member of the Company Group, except as listed on Section 3.21 of the Company Disclosure Letter and for those that are not, individually or in the aggregate, reasonably be expected to be material to the Company Group. Since January 1, 2017, there have been no Legal Proceedings pending against any member of the Company Group in which any of them paid more than $500,000 to resolve such Legal Proceedings (by settlement or otherwise) or in which any equitable or declaratory relief was imposed upon or agreed to by the Company or any of its Subsidiaries.

(b) No Orders. The Company Group is not subject to any material order of any kind or nature issued by any Governmental Authority that would reasonably be expected to prevent or materially delay the consummation of the Merger or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement.

3.22 Insurance. As of the date of this Agreement, the Company Group has all material policies of insurance covering the Company Group and any of its employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is customarily carried by Persons conducting business similar to that of the Company Group and each such policy provides insurance in such amounts and against such risks as is, in all material respects, reasonable. Except for such matters that would not have a Company Material Adverse Effect, as of the date of this Agreement, all such insurance policies are in full force and effect, no notice of cancellation or lack of willingness to renew has been received and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder.

3.23 Related Person Transactions. Except for compensation or other employment arrangements in the ordinary course of business, there are no Contracts or transactions between the Company Group, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders that has not been so disclosed.

3.24 Brokers. Except for the Advisor, there is no financial advisor, investment banker, broker, finder, agent or other Person that is entitled to any financial advisor’s, investment banking, brokerage, finder’s, success or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company Group or its Affiliates.

3.25 Trade Controls; Anti-Corruption Laws.

(a)	Trade Controls.

(i)	Since January 1, 2017, the Company Group has conducted its transactions in material accordance with all applicable export and re-export control Laws, trade and economic sanctions Laws, and all other applicable export control and sanctions Laws in other countries in which the Company Group conducts business (collectively, “Trade Control Laws”).

(ii)

There are no pending or, to the Knowledge of the Company, threatened Legal Proceedings against the Company Group alleging a violation of any sanctions and export control Laws or anti-corruption Laws that are applicable to the Company Group.

(iii)

No licenses or approvals pursuant to the Trade Control Laws are necessary for the transfer of any export licenses or other export approvals to Parent or the Surviving Corporation in connection with the consummation of the Merger, except for any such licenses or approvals the failure of which to obtain would have a Company Material Adverse Effect.

(b) Anti-Corruption Laws. Except as would not be material to the Company Group, taken as a whole, in the past five (5) years, (A) none of the Company Group, or to the Knowledge of the Company, any officer, director, agent, employee or any other Person acting on its behalf, has, directly or indirectly, (i) taken any action that would cause them to be in violation of any provision of the Foreign Corrupt Practices Act of 1977 (the “FCPA”) or other applicable anti-corruption Laws (including in other countries in which the Company Group conducts business); (ii) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (iii) made, offered or authorized any unlawful payment, or other thing of value, to foreign or domestic government officials or employees; or (iv) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment in violation of the FCPA or other applicable anti-corruption Laws; (B) the Company has maintained and enforced policies and procedures designed to ensure compliance by the Company, its officers, directors, agents, employees or any other Person acting on its behalf with all with the FCPA or other applicable anti-corruption Laws; and (C) the Company has not been made the subject of any material actual, suspected, or threatened allegations, investigations (internal or government), litigation, voluntary or directed disclosures to any Governmental Authority, whistleblower reports, or other issues in any way related to the FCPA or any other applicable anti-corruption Laws.

3.26 Inventory. Except as would not be material to the Company Group taken as a whole, all Inventory reflected on the latest balance sheet of the Company is, in the aggregate, of a quality and quantity useable and saleable in the ordinary course of business consistent with past practice and fit for the purpose for which they were procured or manufactured except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which reserves or allowances have been established on the latest balance sheet of the Company.

3.27 Regulatory Compliance.

(a) Except as would not be material to the Company Group, taken as a whole, the Company Group is, and at all times since January 1, 2017, has been, in compliance in all material respects with all applicable healthcare, food, and consumer Laws, rules, statutes, ordinances, codes, regulations, rules, or other requirements of any federal, state, local, foreign, or other Governmental Authority, including those Laws or other requirements of the U.S. Food and Drug Administration (“FDA”), and FTC, and similar state and regulatory authorities (collectively, “Regulatory Laws”). Since January 1, 2017, the Company has not received notice of, and there is no pending nor, to the Knowledge of the Company, threatened, claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action from the FDA, FTC or any other Governmental Authority asserting or alleging noncompliance with any applicable Laws.

(b) The Company holds, and is operating in material compliance with, such Permits of the FDA or any other comparable Governmental Authority that regulates food, drugs, or biologics (“Regulatory Authority”) required for the conduct of its business as currently conducted (collectively, the “Regulatory Permits”), and all such Regulatory Permits are in full force and effect. The Company has fulfilled and performed all of its material obligations with respect to the Regulatory Permits, and to the Knowledge of the Company, no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other material impairment of the rights of the holder of any Regulatory

Permit. Neither the Company nor, to the Knowledge of the Company, any officer, director, employee or agent of the Company has made any material false statement or material omission in any report, document, form, claim, application for a Regulatory Permit, application, records submission, supplement, amendment, or notice relating to the products of the Company to any Regulatory Authority. The Company Group is not the subject of any pending or, to the Knowledge of the Company, threatened investigation by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or otherwise. Neither the Company Group nor any of its Subsidiaries, nor to the Knowledge of the Company, any of their respective officers, directors, employees, contractors, suppliers, agents, or other company or individual performing research or product-related work on behalf of the Company Group (i) has committed any act, made any untrue statement of material fact or failed to make any statement that, at the time such act, statement or disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy or (ii) has been charged with any conduct for which debarment is mandated by 21 U.S.C. § 335a.

(c) The manufacture, testing, developing, processing, packaging, labeling, storage, marketing, advertising, and distribution of the Company’s products by or on behalf of the Company is being, and has at all times since January 1, 2017 been, conducted in material compliance with all Regulatory Laws, including, without limitation, the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301, et. seq.), as amended, and FDA’s implementing regulations, including, without limitation, applicable current Good Manufacturing Practice regulations. Since January 1, 2017, there have been no (i) material recalls, field notifications, field corrections, market withdrawals or replacements, warnings, notices, safety alerts or other notices of action relating to an alleged lack of safety or regulatory compliance of the Company products (“Safety Notices”), nor (ii) material product complaints with respect to the Company products. To the Company’s Knowledge, there are no facts that would be reasonably likely (x) to result in a material Safety Notice with respect to the Company products, or (y) to require a termination or suspension of marketing or testing of any of the Company products. Since January 1, 2017, the Company has not had any product or manufacturing site for any Company product subject to a Governmental Authority (including the FDA) shutdown or import or export prohibition, nor received any FDA Form 483 or other Governmental Authority notice of inspectional observations, “warning letters,” “untitled letters”, or similar correspondence or notice from the FDA, FTC, or other Governmental Authority alleging or asserting material noncompliance with any applicable Law or Permit, and, to the Knowledge of the Company, neither the FDA, FTC nor any other Governmental Authority is considering such action.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered by Parent and Merger Sub to the Company on the date of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Organization; Good Standing.

(a) Parent. Parent (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(b) Merger Sub. Merger Sub (i) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(c) Organizational Documents. Parent has made available to the Company true, correct and complete copies of the certificate of incorporation, bylaws and other similar organizational documents of Parent and

Merger Sub, each as amended to date. Neither Parent nor Merger Sub is in violation of its certificate of incorporation, bylaws or other similar organizational document. The certificate of incorporation, bylaws or other similar organizational documents of Parent and Merger Sub are in full force and effect on the date of this Agreement.

4.2 Power; Enforceability. Each of Parent and Merger Sub has the requisite entity power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) consummate the Transactions. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder, and the consummation of the Transactions (including the Merger) have been duly authorized by all necessary action on the part of each of Parent and Merger Sub and no additional actions on the part of Parent or Merger Sub are necessary to authorize (i) the execution and delivery of this Agreement by each of Parent and Merger Sub; or (ii) the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder and thereunder, including the consummation of the Transactions (including the Merger), subject, in each case, to obtaining the written consent contemplated by the following sentence. Effective immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub (with a copy also sent to the Company) a written consent adopting this Agreement and approving the Merger in accordance with the DGCL. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Limitations.

4.3 Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective covenants and obligations hereunder, and the consummation of the Transactions (including the Merger) do not (a) contravene, violate or conflict with any provision of the certificate of incorporation, bylaws or other similar organizational documents of Parent or Merger Sub; (b) contravene, violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, require notice under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their respective properties or assets may be bound; (c) assuming that all Consents described in Section 4.4 have been obtained or made, and any waiting periods thereunder have terminated or expired prior to the Effective Time, violate or conflict with any Law or order applicable to Parent or Merger Sub or by which any of their properties or assets are bound; or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

4.4 Requisite Governmental Approvals. No Consent of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with (a) the execution and delivery of this Agreement by each of Parent and Merger Sub; (b) the performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions (including the Merger), except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company Group is qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any other applicable Antitrust Laws; and (iv) such other Consents the failure of which to obtain would not, individually or in the aggregate, prevent or materially delay the consummation of the Transactions or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

4.5 Legal Proceedings; Orders.

(a) No Legal Proceedings. As of the date of this Agreement, there are no Legal Proceedings pending or, to the knowledge of Parent or any of its Affiliates, threatened against Parent or Merger Sub that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

(b) No Orders. Neither Parent nor Merger Sub is subject to any order of any kind or nature that would reasonably be expected to prevent or materially delay the consummation of the Transactions or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

4.6 Ownership of Company Capital Stock. None of Parent, Merger Sub or any of their respective directors, officers, general partners, managers (in the case of Parent) or the Guarantor or, to the knowledge of Parent or the Guarantor, any employees of Parent, Merger Sub or the Guarantor (a) has owned any shares of Company Capital Stock during the two (2) years prior to the date of this Agreement; or (b) is or has been at any time during the past three (3) years an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company.

4.7 Brokers. Except as set forth in Section 4.7 of the Parent Disclosure Letter, there is no financial advisor, investment banker, broker, finder, agent or other Person who is entitled to any financial advisor’s, investment banking, brokerage, finder’s, success or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their Affiliates.

4.8 Operations of Parent and Merger Sub. Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the Transactions, and, prior to the Effective Time, neither Parent nor Merger Sub will have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by the Equity Commitment Letter or any agreements or arrangements entered into in connection with the Debt Financing, the Guarantee and this Agreement. Parent owns beneficially and of record all of the outstanding capital stock of, and other equity and voting interest in, Merger Sub free and clear of all Liens.

4.9 No Parent Vote or Approval Required. No vote or consent of the members or holders of any capital stock of, or other equity or voting interest in, Parent is necessary to adopt this Agreement and consummate the Merger that has not been obtained on or prior to the date of this Agreement. The vote or consent of Parent, as the sole stockholder of Merger Sub, is the only vote or consent of the holders of any capital stock of, or other equity interest in, Merger Sub necessary to adopt this Agreement and consummate the Merger.

4.10 Guarantee. Concurrently with the execution of this Agreement, the Parent and Merger Sub have caused the Guarantor to deliver to the Company its duly executed Guarantee. The Guarantee is in full force and effect and constitutes a legal, valid and binding obligation of the Guarantor, enforceable against it in accordance with its terms, subject to the Enforceability Limitations. No event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default on the part of the Guarantor pursuant to the Guarantee.

4.11 Financing.

(a) Commitment Letters. As of the date of this Agreement, Parent has delivered to the Company a true, correct and complete copy of the executed Equity Commitment Letter and Debt Commitment Letter.

(b) No Amendments. As of the date of this Agreement (i) neither of the Commitment Letters have been amended or modified in any manner prior to the date of this Agreement; (ii) no such amendment or modification is contemplated; and (iii) the respective commitments contained therein have not been withdrawn, terminated, repudiated, rescinded, amended, supplemented or modified in any respect. There are no other Contracts, agreements, side letters or arrangements to which Parent or Merger Sub is a party relating to the Financing, other than as expressly set forth in the Commitment Letters and any related engagement letter relating to the issuance of securities.

(c) Sufficiency of Financing. Assuming (i) the accuracy of the representations and warranties set forth in Article III, (ii) the satisfaction or waiver (where permissible pursuant to applicable law) of the closing conditions set forth in Sections 7.1 and 7.2 and (iii) the performance and compliance by the Company with the covenants contained in this Agreement, the net proceeds of the Financing (together with any available cash of the Company), when funded in accordance with the terms of the Commitment Letters (both before and after giving effect to the exercise of any or all “market flex” provisions related thereto), will be sufficient for Parent and Merger Sub to (A) make the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger (including the aggregate amount of cash payments payable to holders of Company Equity Awards pursuant to and at the times required by Section 2.8) on the Closing Date, (B) repay, prepay or discharge (after giving effect to the Merger) the principal of and interest on all outstanding Indebtedness of the Company and its Subsidiaries with respect to the payoff letters required to be delivered hereunder prior to the Effective Time (as set forth in such payoff letters), and (C) pay all fees and expenses required to be paid at the Closing by Parent or Merger Sub in connection with the Merger and the Financing.

(d) Validity. As of the date of this Agreement, the Commitment Letters (in the form delivered by Parent to the Company) are in full force and effect and constitute the legal, valid and binding obligation of Parent, Merger Sub, the Guarantor and, to the knowledge of Parent and Merger Sub, each other party thereto, as applicable, enforceable against Parent, Merger Sub, the Guarantor and, to the knowledge of Parent and Merger Sub, each other party thereto, as applicable, in accordance with their respective terms, subject to the Enforceability Limitations. Other than the Financing Conditions, there are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Financing pursuant to any agreement relating to the Financing to which the Guarantor, Parent or Merger Sub, or any of their respective Affiliates, is a party. As of the date of this Agreement, no event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, (i) constitute a default or breach on the part of Parent, Merger Sub or the Guarantor under any of the Commitment Letters that would result in the failure of a condition precedent thereto; (ii) constitute or result in a failure to satisfy any of the terms or conditions to the initial funding of the Financing set forth in any of the Commitment Letters; or (iii) otherwise result in any portion of the Financing not being available (it being understood that Parent and Merger Sub are not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties in Article III or the Company’s compliance and performance hereunder). As of the date of this Agreement, Parent has no reason to believe that (A) it will be unable to satisfy on a timely basis any term or condition of the Equity Financing to be satisfied by it, whether or not such term or condition is contained in the Equity Commitment Letter; (B) any of the Financing Conditions will not be satisfied on or prior to the Closing (it being understood that Parent and Merger Sub are not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties in Article III or the Company’s compliance and performance hereunder); or (C) the full amounts committed pursuant to the Commitment Letters will not be available to Parent on the Closing Date. As of the date of this Agreement, Parent and Merger Sub have fully paid, or caused to be fully paid, all commitment or other fees that are due and payable on or prior to the date of this Agreement, in each case pursuant to and in accordance with the terms of the Commitment Letters.

(e) No Exclusive Arrangements. As of the date of this Agreement, none of the Guarantor, Parent, Merger Sub or any of their respective Affiliates has entered into any Contract (i) awarding any agent, broker, investment banker or financial advisor any financial advisory role on an exclusive basis in connection with the Merger; or (ii) expressly prohibiting any bank, investment bank or other potential provider of debt financing from providing or seeking to provide debt financing or financial advisory services to any Person in connection with a transaction relating to the Company Group in connection with the Merger.

(f) Notwithstanding anything to the contrary herein, the Parties agree that a breach of these representations and warranties shall not result in the failure of a condition precedent to the Company’s obligations under this Agreement if (notwithstanding such breach) Parent and Merger Sub are willing and able to consummate the Merger on the Closing Date.

(g) Notwithstanding anything to the contrary contained herein, Parent and Merger Sub acknowledge that their obligations hereunder, including their obligations to consummate the Merger, are not subject to, or conditioned on, receipt of financing.

4.12 Stockholder and Management Arrangements. As of the date of this Agreement, neither Parent or Merger Sub nor any of their respective Affiliates is a party to any Contract with any stockholder (other than any existing limited partner of the Guarantor or any of its Affiliates), director, officer, employee or other Affiliate of the Company Group (a) relating to (i) this Agreement or the Transactions; or (ii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which any (i) such holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; (ii) such holder of Company Common Stock has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) such stockholder, director, officer, employee or other Affiliate of the Company other than the Guarantor has agreed to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

4.13 Solvency. None of Parent, Merger Sub or the Guarantor is entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Assuming (a) the accuracy of the representations and warranties set forth in Article III, (b) the performance by the Company and its Subsidiaries of the covenants contained in this Agreement and (c) any estimates, projections or forecasts of the Company and its Subsidiaries made available to Parent have been prepared by them in good faith based upon assumptions that were reasonable at the time of preparation (it being agreed and understood, however, that the Company is not making any representations and warranties as to the accuracy thereof), as of date of this Agreement, and immediately after giving effect to the Transactions (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger and all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith), (i) the fair value of the assets of the Surviving Corporation and its Subsidiaries will exceed their debts and liabilities, subordinated, contingent or otherwise, on a consolidated basis; (ii) the “fair saleable value” of the assets of the Surviving Corporation and its Subsidiaries will exceed the amount that will be required to pay the probable liabilities of the Surviving Corporation and its Subsidiaries, on a consolidated basis, on their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (iii) the Surviving Corporation and its Subsidiaries will not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or propose to be engaged; and (iv) the Surviving Corporation and its Subsidiaries, on a consolidated basis, will be able to pay their debts and liabilities, subordinated, contingent or otherwise, as they become absolute and matured.

4.14 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent, Merger Sub or the Guarantor for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company Stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing sentence, no representation is made by Parent or Merger Sub with respect to any other statements made or incorporated by reference in the Proxy Statement.

4.15 Exclusivity of Representations and Warranties.

(a) No Other Representations and Warranties. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III or in any certificate, the Company Disclosure Letter or other document delivered pursuant to this Agreement:

(i)	the Company Group has not made any representation or warranty relating to the Company Group or its businesses, operations or otherwise in connection with this Agreement or the Transactions;

(ii)

no Person has been authorized by the Company Group or any of its Affiliates or Representatives to make any representation or warranty relating to the Company Group or its businesses or operations or otherwise in connection with this Agreement or the Transactions, and if made, such representation or warranty must not be relied upon by Parent, Merger Sub or any of their respective Affiliates or Representatives as having been authorized by the Company Group or any of its Affiliates or Representatives (or any other Person); and

(iii)

the representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company hereby disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b) No Reliance. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III or in any certificate, the Company Disclosure Letter or other document delivered pursuant to this Agreement, it is not acting (including, as applicable, by entering into this Agreement or consummating any of the Transactions) in reliance on:

(i)	any other representation or warranty, express or implied;

(ii)

any estimate, projection, forecast, prediction, financial information, memorandum, presentation or other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Transactions, in connection with presentations by or discussions with the Company’s management or in any other forum or setting; or

(iii)	the accuracy or completeness of any other representation, warranty, estimate, projection, forecast, prediction, financial information, memorandum, presentation or other materials or information.

(c) Investigation. Each of Parent and Merger Sub acknowledges that it has had the opportunity to conduct an independent investigation regarding the Company. Nothing in this Section 4.15(c) is intended to modify or limit in any respect any of the representations or warranties of the Company in Article III or in any certificate, the Company Disclosure Letter or other document delivered pursuant to this Agreement.

ARTICLE V

INTERIM OPERATIONS OF THE COMPANY

5.1 Affirmative Obligations. Except (a) as expressly contemplated or expressly permitted by this Agreement; (b) as set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter; (c) as required by applicable Law or any binding order issued by a Governmental Authority of competent jurisdiction; or (d) as approved by Parent in writing (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the valid termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will, and will cause each of its Subsidiaries to (i) use its respective commercially reasonable efforts to maintain its existence in good standing under the Laws of its incorporation or formation; (ii) subject to the restrictions and exceptions set forth in Section 5.2, conduct its business and operations in the ordinary course of business; and (iii) use its respective commercially reasonable efforts to (A) preserve intact its material assets, properties, insurance (subject to any renewals of expiring insurance policies), Permits, Contracts and other legally binding understandings, licenses and business organizations in all material respects; (B) keep available the services of its current officers and key employees; and (C) preserve the current relationships with material customers, suppliers, distributors, lessors, licensors, licensees, creditors, contractors and other Persons with which the Company Group has business relations.

5.2 Forbearance Covenants. Except (i) as expressly contemplated or permitted by this Agreement; (ii) as set forth in Section 5.2 of the Company Disclosure Letter; (iii) as required by applicable law or any binding order issued by a Governmental Authority of competent jurisdiction; or (iv) as approved by Parent in writing (which approval will not be unreasonably withheld, conditioned or delayed with respect to the matters in clause (h) and clauses (j) through (s) below), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the valid termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will not, and will not permit any of its Subsidiaries to:

(a) amend the Charter, the Bylaws or any other similar organizational document of the Company and its Subsidiaries;

(b) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c) except for grants of Company Equity Awards as may be permitted pursuant to Section 5.2(i) below, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities;

(d) directly or indirectly acquire, repurchase or redeem any securities, except for (A) repurchases of Company Securities pursuant to the terms and conditions of Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms as of the date of this Agreement, or (B) transactions exclusively between the Company and any of its (direct or indirect) wholly owned Subsidiaries;

(e) (A) adjust, split, combine, consolidate, subdivide or reclassify any shares of capital stock, or issue or authorize or propose the issuance of any other Company Securities; (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest, except for cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its other wholly owned Subsidiaries; (C) pledge or encumber any shares of its capital stock or other equity or voting interest, other than as required under the terms of the Credit Facility but that will be discharged at Closing; or (D) modify the terms of any Company Securities or shares of its capital stock or other equity or voting interest or securities convertible into, or exercisable for, any such Company Securities, or any rights of any kind to acquire any such Company Securities;

(f) (A) incur, assume or suffer any Indebtedness for borrowed money (including any long-term or short-term debt) or issue any debt securities, except (1) for trade payables incurred in the ordinary course of business by the Company Group; (2) for loans or advances to direct or indirect wholly owned Subsidiaries of the Company that will not have any material adverse Tax consequences to any member of the Company Group; (3) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business by the Company Group and for less than $750,000 in the aggregate for the benefit of the Company Group; and (4) Indebtedness incurred under the Credit Facility or other existing arrangements (including in respect of letters of credit) in the ordinary course of business to support ordinary course working capital needs of the Company Group or capital expenditures to the extent permitted by Section 5.2(m); provided that in no event shall any such Indebtedness or arrangement, together with all amounts outstanding under the Credit Facility, exceed the aggregate amount specified on Section 5.2(f) of the Company Disclosure Letter; or (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of direct or indirect wholly owned Subsidiaries of the Company and except for any indemnification and advancement obligations under the Charter, Bylaws, comparable organizational document of any Subsidiary of the Company or indemnification agreements with the Company Group;

(g) make any loans, advances or capital contributions to, or investments in, any other Person, except for (1) extensions of credit to customers in the ordinary course of business; (2) advances to directors, officers and other employees for travel and other business-related expenses, in each case in the ordinary course of business and in compliance in all material respects with the Company’s policies related thereto in effect as of the date of this Agreement; (3) advancement obligations under the Charter, Bylaws, comparable organizational document of any Subsidiary of the Company or indemnification agreements with the Company Group and (4) loans, advances or capital contributions to, or investments in, direct or indirect wholly owned Subsidiaries of the Company that will not have any material adverse Tax consequences to any member of the Company Group;

(h) acquire, lease, license (other than non-exclusive licenses in the ordinary course of business), sell, abandon (except in the ordinary course of business), transfer, assign, guarantee, exchange, mortgage, pledge or otherwise encumber any assets, tangible or intangible, or create any Lien thereupon, in each case in excess of $500,000 individually, or $750,000 in the aggregate in the case of acquisitions and $500,000 in the aggregate in the case of dispositions, other than: (1) the sale, lease or licensing of products or services of the Company Group in the ordinary course of business; (2) the acquisition of Inventory (including, for avoidance of doubt, any raw materials, ingredients, components, packaging materials, labels and all other materials and supplies), in the ordinary course of business; (3) any capital expenditures permitted (or consented to by Parent) under Section 5.2(m); (4) in connection with financing transactions permitted (or consented to by Parent) under Section 5.2(f); (5) dispositions of obsolete or worthless personal property in the ordinary course of business which have no fair market value in the good faith determination of the Company; or (6) Permitted Liens;

(i) except as required by the terms of an Employee Plan disclosed on Section 3.18(a) of the Company Disclosure Letter and in effect as of the date hereof: (A) enter into, adopt, amend (including accelerating the vesting, payment or funding), modify or terminate any Employee Plan (including any Company Severance Plan or any annual or other cash bonus plan or program in respect of 2019 or 2020) or any arrangement that would be an Employee Plan if in effect on the date of this Agreement; (B) increase the compensation of any director, officer, employee, consultant, former employee, independent contractor, or other service provider (including modification to the scope of participants in the Company Severance Plan), pay any special bonus or special remuneration to any director, officer, employee, consultant, former employee, independent contractor, or other service provider, or pay any benefit not required by (or accelerate the time of payment or vesting of any payment becoming due under) any Employee Plan or any arrangement that would be an Employee Plan if in effect on the date of this Agreement; (C) enter into, amend or modify any change in control, severance or similar agreement or any retention or similar agreement with any officer, employee, director, independent contractor, consultant, or other service provider; (D) grant any Company Equity Awards or other awards under any Company Equity Plan; or (E) take any action to fund or in any other way secure the payment of compensation or benefits under any Employee Plan;

(j) institute, settle, release, waive or compromise any pending or threatened material Legal Proceeding or other claim, except for the settlement of any Legal Proceedings or other claim that is (A) reflected or reserved against on the most recent consolidated balance sheet of the Company Group included in the Company SEC Reports filed prior to the date hereof and involves solely monetary payments of no more than

$500,000 individually and $1,000,000 in the aggregate; or (B) settled in compliance with Section 6.15, in each case, provided that no such Legal Proceeding involves any conduct remedy, injunction or other non-monetary relief of the Company or any of its Subsidiaries;

(k) except as required by applicable law, any Governmental Authority (including the Financial Accounting Standards Board or any similar organization) or GAAP (or any interpretation thereof), (A) revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable, other than in the ordinary course of business; or (B) make any material change in any of its accounting principles or practices;

(l) (A) make or change any material Tax election; (B) settle, consent to or compromise any material Tax claim or assessment or surrender a right to a material Tax refund; (C) file an amended Tax Return that could materially increase the Taxes payable by the Company Group; or (D) enter into a closing agreement with any Governmental Authority regarding any material Tax;

(m) incur or commit to incur any capital expenditure(s), other than (1) consistent with the capital expenditure budget set forth in Section 5.2(m) of the Company Disclosure Letter, (2) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged after the date hereof due to casualty or accident that are covered by insurance (exclusive of any amounts payable in respect of any insurance deductible) or (3) otherwise in an aggregate amount for all such capital expenditures made pursuant to this clause (3), not to exceed $500,000 in the aggregate in each three-month period following the date hereof;

(n) enter into, modify, amend or terminate any (A) Contract (other than any Material Contract or Material Lease) that if so entered into, modified, amended or terminated would be materially adverse to the businesses of the Company; or (B) Material Contract or Material Lease, except in the ordinary course of business;

(o) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404 or Item 601(b)(10)(iii);

(p) announce or effectuate a “plant closing,” “mass layoff” (each as defined in WARN) or other employee layoff event affecting or implicating in whole or in part any site of employment, facility, operating unit or employee;

(q) grant any material refunds, credits, rebates or other allowances to any end user, customer, reseller or distributor, in each case other than in the ordinary course of business;

(r) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material equity interest therein or enter into any joint venture, legal partnership (excluding, for avoidance of doubt, strategic relationships, alliances, reseller agreements and similar commercial relationships), limited liability corporation or similar arrangement with any third Person;

(s) enter into, amend or terminate any Collective Bargaining Agreement or agreement to form, or other agreement with respect to, a work council or other Contract with any labor organization or works council (except to the extent required by applicable law);

(t) adopt or implement any stockholder rights plan or similar arrangement, in each case, applicable to the Merger or any other transaction consummated pursuant to Parent’s rights under Section 5.3(e)(i)(2) or Section 5.3(e)(ii)(3);

(u) hire, promote or terminate (other than for cause (as determined by the Company Board in good faith)) any executive officer or other employee at the senior vice president (or equivalent) level or above; or

(v) enter into, authorize any of, or agree or commit to enter into a Contract to take any of the actions prohibited by this Section 5.2.

5.3 No Solicitation.

(a) Go-Shop Period. Notwithstanding anything to the contrary set forth in this Agreement, during the period (the “Go-Shop Period”) beginning on the date of this Agreement and continuing until 12:00 p.m., Eastern time on November 19, 2019 (the “No-Shop Period Start Date”), the Company and its Representatives shall have the right to: (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, an Acquisition Proposal; (ii) subject to the entry into, and in accordance with, an Acceptable Confidentiality Agreement, furnish to any Person any non-public information relating to the Company Group or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group, in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal, provided, however, that the Company will promptly (and in any event within 24 hours) provide to Parent, or provide Parent electronic access to, any such non-public information concerning the Company Group that is provided to any such Person or its Representatives that was not previously provided to Parent or its Representatives; and (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal and, provided further, that the Company and its Representatives may not provide such Persons with any non-public information of or relating to Parent, Merger Sub or any of their respective Affiliates or Representatives. On the No-Shop Period Start Date, the Company shall notify Parent in writing of (x) the identity of each Exempted Party, (y) the number and identity of any parties with which the Company entered into an Acceptable Confidentiality Agreement and (z) the number and identity of any parties that submitted an Acquisition Proposal after the date of this Agreement and prior to the No-Shop Period Start Date, each of which notices shall include the documents and information contemplated by Section 5.3(f)(ii), Section 5.3(f)(iii) and Section 5.3(f)(iv) to the extent not previously provided to Parent.

(b) No Solicitation or Negotiation. Except as expressly permitted by this Section 5.3 and except in respect of an Exempted Party (but only for so long as such Person or group of Persons is an Exempted Party) until the date which is fifteen (15) days after the No-Shop Period Start Date (the “Cut-off Date”), from and after the No-Shop Period Start Date, the Company will and will cause each of its Subsidiaries and its and their officers and directors to, and will instruct and use its reasonable best efforts to cause its other Representatives to, (i) cease any solicitations, discussions or negotiations with any Person that would be prohibited by this Section 5.3(b), request the prompt return or destruction of all non-public information concerning the Company Group theretofore furnished to any such Person with whom a confidentiality agreement was entered into within the six (6) month period immediately preceding the No-Shop Period Start Date and terminate all access granted to any such Person and its Representatives to any physical or electronic data room; and (ii) until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, not, directly or indirectly, (A) solicit, initiate, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist the making, submission or announcement of any proposal, inquiry or offer that constitutes, or is reasonably expected to lead to, an Acquisition Proposal; (B) furnish to any Person (other than to Parent, Merger Sub or any designees of Parent or Merger Sub) or its Representatives (in their capacity as such) any non-public information relating to the Company Group or any Acquisition Proposal or afford to any Person or its Representatives (in their capacity as such) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group (other than Parent, Merger Sub or any designees of Parent or Merger Sub), in any such case in connection with, or with the intent to induce the making, submission or announcement of, an Acquisition Proposal; (C) participate, facilitate, encourage or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal (other than informing such Persons of the provisions contained in this Section 5.3); (D) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement entered into in compliance with the terms of this Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”); or (E) resolve or propose to do any of the foregoing. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will enforce, and will not waive or release, any provision of any standstill or confidentiality agreement; provided, however, the Company will not be required to enforce, and will be permitted to waive or release, any provision of any standstill or confidentiality agreement solely to the extent that such provision has the effect of prohibiting or purports to prohibit making a confidential Acquisition Proposal to the Company Board (or any committee thereof) in compliance with the terms of this Agreement. For avoidance of doubt, notwithstanding the expiration of the Go-Shop Period, the Company and its Representatives may, prior to the Cut-off Date, continue to engage in the activities described in this Section 5.3(b) with respect to Persons who are Exempted Parties (but only for so long as such Person or group is an Exempted Party) and their Representatives, including with respect to any amended proposal submitted by any Exempted Party following the expiration of the Go-Shop Period but prior to the Cut-off Date, and the restrictions in this Section 5.3(b) shall not apply with respect thereto prior to the Cut-off Date; provided that the provisions of Section 5.3(e) shall apply to an Acquisition Proposal of any Exempted Party.

(c) Conduct Following No-Shop Period Start Date. Notwithstanding anything set forth in this Agreement to the contrary, if, at any time following the No-Shop Period Start Date but prior to obtaining the Requisite Stockholder Approval, the Company or any of its Representatives receives a bona fide Acquisition Proposal that did not result from any breach (other than an immaterial, unintentional breach) of this Section 5.3, (i) the Company and its Representatives may contact the Person or group of Persons making the Acquisition Proposal solely to clarify the terms and conditions thereof or to request that any Acquisition Proposal made orally be made in writing; and (ii) if such Acquisition Proposal is in writing and the Company Board has determined in good faith (after consultation with its independent financial advisor and outside legal counsel) that (x) such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and (y) the Company Board has determined in good faith (after consultation with its outside legal counsel) that the failure to take the following actions would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable law, then the Company and the Company Board may, directly or indirectly through one or more of their Representatives (including the Advisor), (A) participate or engage in discussions or negotiations with the Person or group of Persons making the Acquisition Proposal and its or their Representatives regarding such Acquisition Proposal and (B) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making such Acquisition Proposal and (subject to such Person or group of Persons having entered into an Acceptable Confidentiality Agreement) furnish, or provide access to, pursuant to such Acceptable Confidentiality Agreement any non-public information relating to the Company Group or its businesses, properties, assets, books, records or other non-public information, or provide access to any personnel of the Company Group; provided, however, that the Company will promptly (and in any event within 24 hours) provide to Parent any non-public information concerning the Company Group that is provided to any such Person or group of Persons or its or their Representatives that was not previously provided to Parent. In no event may the Company or any of its Subsidiaries or any of their Representatives directly or indirectly reimburse or pay, or agree to reimburse or pay, the fees, costs or expenses of, or provide or agree to provide any compensation to, any Person or group (or any of its or their Representatives or potential financing sources) who makes an Acquisition Proposal or any other proposal, inquiry or offer.

(d) No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as provided by Section 5.3(e), at no time after the date of this Agreement may the Company Board (or a committee thereof):

(i)

(A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to Parent or Merger Sub in any respect; (B) adopt, approve, endorse, recommend or otherwise declare advisable an Acquisition Proposal; (C) fail to publicly reaffirm the Company Board Recommendation within seven (7) Business Days after Parent so requests in writing, which request is transmitted after any public disclosure of an Acquisition Proposal (provided that the Company will have no obligation to make such reaffirmation on more than two separate occasions with respect to a particular Acquisition Proposal); (D) take or fail to take any formal action or make or fail to make any recommendation or public statement in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (it being understood that the Company Board (or a committee thereof) may refrain from taking a position with respect to an Acquisition Proposal until the close of business on the tenth (10th) Business Day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of this Section 5.3); or (E) fail to include the Company Board Recommendation in the Proxy Statement (any action described in clauses (A) through (E), a “Company Board Recommendation Change”); provided, however, that, for the avoidance of doubt, none of (1) the determination by the Company Board (or a committee thereof) that an Acquisition Proposal constitutes a Superior Proposal; or (2) the delivery by the Company to Parent of any notice contemplated by Section 5.3(e), in each case so long as the Company or the Company Board does not intentionally issue any public statement to such effect, will in and of itself constitute a Company Board Recommendation Change; or

(ii)	cause or permit the Company Group to enter into an Alternative Acquisition Agreement.

(e) Company Board Recommendation Change; Entry into an Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval:

(i)

the Company Board may effect a Company Board Recommendation Change in response to any material event, development, discovery, change or circumstance with respect to the Company that (A) was not known to, or reasonably expected by, the Company Board as of the date of this Agreement; and (B) does not relate to (x) any Acquisition Proposal; or (y) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement, or changes after the date of this Agreement in the market price or trading volume of the Company Common Stock or the credit rating of the Company (an “Intervening Event”) (it being understood that the foregoing clause (y) will not prevent or otherwise affect a determination that any event, development, discovery, change or circumstance underlying such fact or changes referred to in clause (y) has resulted in or contributed to an Intervening Event), if the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to do so would be inconsistent with the directors’ fiduciary duties pursuant to applicable law and if and only if:

(1)

the Company has provided prior written notice to Parent at least five (5) Business Days in advance to the effect that the Company Board has (A) so determined; and (B) intends to effect a Company Board Recommendation Change pursuant to this Section 5.3(e)(i), which notice will specify the applicable Intervening Event in reasonable detail; and

(2)

prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such five (5) Business Day period, must have (A) negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement (together with any corollary adjustments to the terms and conditions of the Commitment Letters and/or Guarantee) so that the Company Board would no longer determine that the failure to make a Company Board Recommendation Change in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties pursuant to applicable law; and (B) permitted Parent and its Representatives an opportunity to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto proposed by Parent (to the extent that Parent requests to make such a presentation); provided, however, that, in the event of changes in the circumstances giving rise to such Intervening Event, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(e)(i)(2) with respect to such new written notice (except that the above-referenced five (5) Business Day period in respect of such new written notice shall be three (3) Business Days); or

(ii)

if the Company has received a bona fide Acquisition Proposal, whether during the Go-Shop Period or after the No-Shop Period Start Date, that the Company Board has concluded in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal and which did not result from any breach (other than an immaterial, unintentional breach) of this Section 5.3, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Acquisition Proposal; or (B) authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, in each case if and only if:

(1)

the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable law;

(2)	the Company has complied in all material respects with its obligations pursuant to this Section 5.3 with respect to such Acquisition Proposal;

(3)

(i) the Company has provided prior written notice to Parent at least four (4) Business Days in advance (the “Notice Period”), which notice shall state (A) that the Company has received a bona fide Acquisition Proposal that has not been withdrawn and that the Company Board has concluded in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal; (B) to the extent not previously provided to Parent pursuant to Section 5.3(f), the material terms of such Acquisition Proposal, the identity of the Person or group of Persons making such Acquisition Proposal and copies of all material documents relating to such Acquisition Proposal; and (C) that the Company Board intends to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to this Section 5.3(e)(ii) absent revisions to the terms and conditions of this Agreement, which notice will specify the basis for such Company Board Recommendation Change or termination; and (ii) prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, during the Notice Period, must have (1) negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement (together with any corollary adjustments to the terms and conditions of the Commitment Letters and/or Guarantee) so that such Acquisition Proposal would cease to constitute a Superior Proposal; and (2) permitted Parent and its Representatives an opportunity to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation); provided, however, that, in the event of any revisions to the financial terms or any other material term or condition of such Acquisition Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(e)(ii)(3) with respect to such new written notice (except that the Notice Period in respect of such new written notice shall be three (3) Business Days); and

(4)

in the event of any termination of this Agreement in order to cause or permit the Company to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, the Company will have validly terminated this Agreement in accordance with Section 8.1(h), including paying (or causing to be paid) the Company Termination Fee in accordance with Section 8.3(b)(iii).

(f) Notice. On the No-Shop Period Start Date in respect of each Exempted Party, the Company will notify Parent in writing of, and from the No-Shop Period Start Date until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will promptly (and, in any event, within 24 hours thereafter) notify Parent in writing of, (i) the receipt by the Company or, to the Knowledge of the Company, its Representatives of any Acquisition Proposal or any request for non-public information; (ii) the identity of the Person or group of Persons making such Acquisition Proposal or request; (iii) a copy of any such Acquisition Proposal or request for non-public information made in writing and any other written terms and proposals provided (including financing commitments) to the Company or its Representatives; and (iv) a written summary of material terms and conditions of any such Acquisition Proposal or request not made in writing. Thereafter, the Company must keep Parent reasonably informed, on a reasonably prompt basis, of the status and supplementally provide any change to the terms of any such Acquisition Proposals (including as required by clauses (i) through (iv) above and any amendments thereto) and the status of any such discussions or negotiations.

(g) Certain Disclosures. Nothing in this Agreement will prohibit the Company or the Company Board from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including a “stop, look and listen” communication by the Company Board to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iii) informing any Person of the existence of the provisions contained in this Section 5.3; or (iv) making any disclosure to the Company Stockholders (including regarding the business, financial condition or results of operations of the Company Group) that the Company Board has determined to make in good faith in order to comply with applicable law, regulation or stock exchange rule, it being understood that any such statement or disclosure made by the Company Board pursuant to this Section 5.3(g) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company or the Company Board (or a committee thereof) and the rights of Parent under this Section 5.3, it being understood that nothing in the foregoing will be deemed to permit the Company or the Company Board to effect a Company Board Recommendation Change other than in accordance with Section 5.3(e). In addition, it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company or the Company Board that only describes the Company’s receipt of an Acquisition Proposal, the identity of the Person making such Acquisition Proposal, the material terms of such Acquisition Proposal and the operation of this Agreement with respect thereto and is otherwise permitted pursuant to the immediately preceding sentence, will not be deemed to be a Company Board Recommendation Change.

(h) Breach by Representatives. The Company agrees that any action taken by any of its Representatives that, if taken by the Company, would be a breach of this Section 5.3, will be deemed to be a breach of this Section 5.3 by the Company.

ARTICLE VI

ADDITIONAL COVENANTS

6.1 Required Action and Forbearance; Efforts.

(a) Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, Parent and Merger Sub, on the one hand, and the Company, on the other hand, will, and will cause their respective Affiliates to, use their respective reasonable best efforts to (A) take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Transactions, including by:

(i)	causing the conditions to the Merger set forth in Article VII to be satisfied;

(ii)

(1) obtaining all consents, waivers, approvals, orders and authorizations from Governmental Authorities; and (2) making all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Transactions;

(iii)

obtaining all consents, waivers and approvals and delivering all notifications pursuant to any Material Contracts or Material Leases in connection with this Agreement and the consummation of the Transactions so as to maintain and preserve the benefits to the Surviving Corporation of such Material Contracts and Material Leases as of and following the consummation of the Transactions; and

(iv)	executing and delivering any Contracts and other instruments that are reasonably necessary to consummate the Transactions.

(b) No Failure to Take Necessary Action. In addition to the foregoing, subject to the terms and conditions of this Agreement (including subject to clause (D) of the second sentence of Section 6.2(a)), neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, will take any action, or fail to take any action, that is intended to or has (or would reasonably be expected to have) the effect of preventing, impairing, delaying or otherwise adversely affecting (i) the consummation of the Transactions; or (ii) the ability of such Party to fully perform its obligations pursuant to this Agreement. For the avoidance of doubt, no action by the Company taken in compliance with Section 5.3 or Section 6.6(a) will be considered a violation of this Section 6.1.

(c) No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, the Company Group will not be required to agree to the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), or the provision of additional security (including a guarantee), in connection with the Transactions, including in connection with obtaining any consent pursuant to any Material Contract.

6.2 Antitrust Filings.

(a) Filing Under the HSR Act and Other Applicable Antitrust Laws. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, and in the case of Parent and Merger Sub shall cause their respective Affiliates to, to the extent required in the reasonable judgment of counsel to Parent and the Company, (i) file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Transactions as required by the HSR Act within ten (10) Business Days following the date of this Agreement; and (ii) promptly file comparable pre-merger or post-merger notification filings, forms and submissions with any Governmental Authority pursuant to other applicable Antitrust Laws in connection with the Transactions, with the Parent having primary responsibility for the making of such filings. Each of Parent and the Company will use reasonable best efforts to (A) cooperate and coordinate (and cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) supply (or cause the other to be supplied) any additional information that may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made; (D) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws applicable to the Transactions; and (E) obtain (or cause to be obtained) any required consents pursuant to any Antitrust Laws applicable to the Transactions, in each case as soon as practicable. If any Party or Affiliate thereof receives a request for additional information or documentary material from any Governmental Authority with respect to the Transactions pursuant to the HSR Act or any other Antitrust Laws applicable to the Transactions, then such Party will make (or cause to be made), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request. The parties to this Agreement shall not, and shall cause their respective Affiliates not to, take any action with the intention to, or that would reasonably be expected to, hinder or delay the expiration or termination of any waiting period under the HSR Act or the obtaining of approval of the FTC and DOJ as necessary.

(b) Divestitures. In furtherance and not in limitation of the foregoing, if and to the extent necessary to obtain clearance of the Transactions pursuant to the HSR Act and any other Antitrust Laws applicable to the Transactions, each of Parent and Merger Sub shall, and shall cause their respective controlled Affiliates (which, for the avoidance of doubt, shall include the Company and its Subsidiaries from and after the Closing) to, (i) offer, negotiate, commit to and effect, by consent decree, hold separate order, settlement, undertaking, stipulation or otherwise, (A) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses of Parent and Merger Sub (and their respective controlled Affiliates, if applicable), on the one hand, and the Company Group, on the other hand; (B) the termination, amendment or assignment of existing relationships or contractual rights or obligation of Parent and Merger Sub (and their respective controlled Affiliates, if applicable), on the one hand, and the Company Group, on the other hand; (C) the change or modification of any course of conduct regarding future operations of Parent and Merger Sub (and their respective controlled Affiliates), on the one hand, and the Company Group, on the other hand; and (D) any other restrictions on the activities of Parent and Merger Sub (and their respective controlled Affiliates, if applicable), on the one hand, and the Company Group, on the other hand, with respect to, or their ability to retain, one or more of their respective businesses, assets or rights or interests therein (each of the actions in the foregoing clauses (A) through (D), a “Regulatory Condition”); and (ii) contest, defend and appeal any Legal Proceedings, whether judicial or administrative, brought or threatened to be brought by any Person (including any Governmental Authority) under applicable Antitrust Laws in order to avoid entry of, or to have vacated, lifted or terminated, any order of any kind or nature that would prevent the consummation of the Transactions from occurring prior to the Termination Date. Except as expressly provided for under this Section 6.2, and except that any actions may be conditioned upon the consummation of the Closing, all such efforts shall be unconditional and shall not be qualified in any manner and no actions taken pursuant to this Section 6.2 shall be considered for purposes of determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur. If any Regulatory Condition agreed to by Parent requires action by or with respect to the Company or its Subsidiaries or its or their businesses or assets, and such action would constitute a breach of this Agreement, Parent hereby consents to the taking of such action by the Company and its Subsidiaries to the extent required by such Regulatory Condition. Notwithstanding anything to the contrary in this Agreement, in no event will Parent or Merger Sub be obligated pursuant to this Agreement to, and the Company will not without the written consent of Parent, sell, divest, license or hold separate any capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses, or to take or commit to take any action, unless the consummation of such transaction or effectiveness of such action is conditioned upon the Closing.

(c) Cooperation. In furtherance and not in limitation of the foregoing, the Company shall (and shall cause its Subsidiaries to) and Parent and Merger Sub shall (and shall cause their respective controlled Affiliates to), subject to any restrictions under applicable Laws, (i) promptly notify the other parties hereto of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any material communication received by such Person from a Governmental Authority in connection with the Transactions and permit the other parties to review and discuss in advance (and to consider in good faith any comments made by the other parties in relation to) any proposed draft notifications, formal notifications, filing, submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Transactions to a Governmental Authority; (ii) keep the other parties reasonably informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Transactions and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Laws and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Transactions; and (iii) not independently participate in any meeting, hearing, proceeding or discussions (whether in person, by telephone or otherwise) with or before any Governmental Authority in respect of the Transactions without giving the other parties reasonable prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of the Company, Parent and Merger Sub may designate any non-public information provided to any Governmental Authority as restricted to “outside counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other party without approval of the party providing the non-public information; provided, however, that before sharing any information provided to any Governmental Authority with another Party on an “outside counsel” only basis each of the Company, Parent and Merger Sub may redact any information (A) to remove references concerning valuation of the Company, (B) as necessary to comply with contractual arrangements, or (C) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

6.3 Proxy Statement and Other Required SEC Filings.

(a) Proxy Statement. Promptly following the date of this Agreement (and in any event within eighteen (18) Business Days following the date of this Agreement), the Company will prepare and file with the SEC a preliminary proxy statement (as amended or supplemented, the “Proxy Statement”) relating to the Company Stockholder Meeting. Subject to Section 5.3, the Company must include the Company Board Recommendation in the Proxy Statement.

(b) Other Required Company Filing. If the Company determines or becomes aware that it is required to file any document other than the Proxy Statement with the SEC in connection with the Transactions pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company will promptly prepare and file such Other Required Company Filing with the SEC. The Company will use its reasonable best efforts to cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and NASDAQ. The Company may not file the Proxy Statement or any Other Required Company Filing with the SEC without first providing Parent and its Representatives a reasonable opportunity to review and comment thereon, and the Company will give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent or its counsel. On the date of filing, the date of mailing to the Company Stockholders (if applicable) and at the time of the Company Stockholder Meeting, neither the Proxy Statement nor any Other Required Company Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by the Company with respect to any information supplied by Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filing. The information supplied by Parent, Merger Sub and their respective Affiliates for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filing will not, at the time that the Proxy Statement or such Other Required Company Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c) Other Required Parent Filing. If Parent, Merger Sub or any of their respective Affiliates determines that it is required to file any document with the SEC in connection with the Transactions or the Company Stockholder Meeting pursuant to applicable Law (an “Other Required Parent Filing”), then Parent and Merger Sub will, and will cause their respective Affiliates to, promptly prepare and file such Other Required Parent Filing with the SEC. Parent and Merger Sub will cause, and will cause their respective Affiliates to cause, any Other Required Parent Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC. Neither Parent or Merger Sub nor any of their respective Affiliates may file any Other Required Parent Filing (or any amendment thereto) with the SEC without first providing the Company and its counsel a reasonable opportunity to review and comment thereon, and Parent will give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company or its counsel. On the date of filing, the date of mailing to the Company Stockholders (if applicable) and at the time of the Company Stockholder Meeting, no Other Required Parent Filing may contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by Parent or Merger Sub with respect to any information supplied by the Company for inclusion or incorporation by reference in any Other Required Parent Filing. The information supplied by the Company for inclusion or incorporation by reference in any Other Required Parent Filings will not, at the time that such Other Required Parent Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(d) Furnishing Information. Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, will furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement and any Other Required Company Filing or any Other Required Parent Filing. If at any time prior to the Company Stockholder Meeting any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent or Merger Sub, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information will promptly notify the other, and an appropriate amendment or supplement to such filing describing such information will be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable Law or the SEC or its staff, disseminated to the Company Stockholders.

(e) Consultation Prior to Certain Communications. The Company and its Affiliates, on the one hand, and Parent, Merger Sub and their respective Affiliates, on the other hand, may not communicate in writing with the SEC or its staff with respect to the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be, without first providing the other Party a reasonable opportunity to review and comment on such written communication, and each Party will give due consideration to all reasonable additions, deletions or changes suggested thereto by the other Party or their respective counsel.

(f) Notices. The Company, on the one hand, and Parent and Merger Sub, on the other hand, will advise the other, promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for (i) any amendment or revisions to the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be; (ii) any receipt of comments from the SEC or its staff on the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be; or (iii) any receipt of a request by the SEC or its staff for additional information in connection therewith.

(g) Dissemination of Proxy Statement. Subject to applicable law, the Company will use its reasonable best efforts to cause the Proxy Statement to be disseminated to the Company Stockholders as promptly as reasonably practicable following the filing thereof with the SEC and confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement (including responding as promptly as practicable to any comments made by the SEC with respect to the Proxy Statements); provided, that the Company shall not be required to mail the Proxy Statement prior to the date that is thirty (30) days after the date hereof.

6.4 Company Stockholder Meeting.

(a) Call of Company Stockholder Meeting. Subject to the provisions of this Agreement, the Company will take all action necessary in accordance with applicable Law (including the DGCL), the Charter, the

Bylaws and the rules of NASDAQ to (i) in consultation with Parent, establish a record date for the Company Stockholder Meeting (and the Company will not change the record date without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed)) and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith as promptly as reasonably practicable following the date of this Agreement and (ii) duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”), in each case, as promptly as reasonably practicable following the mailing of the Proxy Statement to the Company Stockholders, for the purpose of obtaining the Requisite Stockholder Approval. Notwithstanding anything to the contrary in this Agreement, the Company will not be required to convene and hold the Company Stockholder Meeting at any time prior to the twentieth (20th) Business Day following the mailing of the Proxy Statement to the Company Stockholders. Subject to Section 5.3 and unless there has been a Company Board Recommendation Change, the Company will use its reasonable best efforts to obtain (including to solicit proxies to obtain) the Requisite Stockholder Approval as promptly as reasonably practicable, including making the Company Board Recommendation and including the Company Board Recommendation in the Proxy Statement. Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than matters of procedure (including, for the avoidance of doubt, a proposal to approve the adjournment or postponement of the Company Stockholder Meeting for any reason provided in clauses (i) through (iv) of Section 6.4(b)) and matters required by applicable Law to be voted on by the Company Stockholders in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholder Meeting.

(b) Adjournment of Company Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, nothing will prevent the Company from postponing or adjourning the Company Stockholder Meeting after consultation with Parent if (i) there are holders of an insufficient number of shares of the Company Common Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting; (ii) the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable Law or a written directive from the SEC; (iii) the Company has notified Parent pursuant to Section 5.3(e) that the Company Board (or a committee thereof) intends to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to Section 5.3(e)(ii) and the applicable notice period thereunder will not have expired prior to the then-scheduled date and time of the Company Stockholder Meeting; or (iv) the Company Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it would be inconsistent with its fiduciary duties not to postpone or adjourn the Company Stockholder Meeting or that such postponement or adjournment is required by applicable Law in order to give the Company Stockholders sufficient time to evaluate any information or disclosure or any amendment or supplement to the Proxy Statement that the Company has sent to the Company Stockholders or otherwise made available to the Company Stockholders by issuing a press release, filing materials with the SEC or otherwise; provided, however, that, in each case, any such postponement or adjournment shall only be for the minimum amount of time reasonably necessary to resolve the matter giving rise thereto. Unless this Agreement is validly terminated in accordance with Section 8.1, the Company will establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting and submit this Agreement and the Merger to its stockholders at the Company Stockholder Meeting even if the Company Board (or a committee thereof) has effected a Company Board Recommendation Change.

6.5 Financing.

(a) No Amendments to Commitment Letters. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub will not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Commitment Letters without the prior written consent of the Company, if such amendment, modification or waiver would (i) reduce the amount of the Equity Financing, or reduce the aggregate amount of the Debt Financing below the amount necessary to consummate the Transactions, (ii) impose new or additional conditions or other terms to the Financing, or otherwise expand, amend or modify any of the conditions to the receipt of the Financing, in a manner that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger, or (iii) materially and adversely impact the ability of Parent, Merger Sub or the Company (solely with respect to the Equity Commitment Letter), to enforce its rights against the other parties to the Commitment Letters; provided, that for the avoidance of doubt, Parent may amend the Debt Commitment Letter or definitive agreement related to the Debt Financing to add lenders, arrangers, bookrunners, agents, managers or similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement and amend titles, allocations and fee arrangements with respect to the existing and additional lenders, arrangers, bookrunners, agents, managers or similar entities.

(b) Equity Financing. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub will use its respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange and obtain the Equity Financing on the terms and conditions described in the Equity Commitment Letter, including using its reasonable best efforts to:

(i)	maintain in effect the Equity Commitment Letter in accordance with the terms and subject to the conditions thereof;

(ii)	satisfy on a timely basis all conditions to funding that are applicable to Parent and Merger Sub in the Equity Commitment Letter; and

(iii)

if the conditions to funding therein have been satisfied or waived, consummate the Equity Financing at or prior to the Closing, including by causing the parties to the Equity Commitment Letter to fund the Equity Financing at the Closing.

(c) Debt Financing. Each of Parent and Merger Sub will use its respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to arrange the Debt Financing and to consummate the Debt Financing on the Closing Date in accordance with the terms of the Debt Commitment Letter (including, to the extent required, the full exercise of any flex provisions), including using its reasonable best efforts to:

(i)	maintain in effect the Debt Commitment Letter in accordance with the terms and subject to the conditions thereof;

(ii)	comply with its obligations under the Debt Commitment Letter;

(iii)

negotiate, execute and deliver definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions contemplated by the Debt Commitment Letter;

(iv)

satisfy, or cause to be satisfied, on a timely basis (or obtain a waiver to) all conditions to funding that are applicable to Parent, Merger Sub and the Guarantor in the Debt Commitment Letter that are within its control; and

(v)

if the conditions to funding therein have been satisfied or waived and the Marketing Period has been completed, consummate the Debt Financing at or prior to the Closing, including by causing the Financing Sources to fund the Debt Financing at the Closing.

(d) Information. Parent and Merger Sub shall keep the Company reasonably informed on a reasonably current basis of material developments in their efforts to arrange the Financing. Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company notice as promptly as practicable of (i) any material breach or repudiation by any party to the Commitment Letters of which it becomes aware if such breach could reasonably be expected to result in a material delay of the Closing Date, (ii) the receipt of any written notice of termination of any Commitment Letter or (iii) any material dispute or disagreement among any parties to a Commitment Letter; provided, that in no event will Parent and Merger Sub be under any obligation to disclose any information that Parent and Merger Sub determine, in good faith and after consultation with their outside legal counsel(s), would result in any violation or breach of any applicable legal privileges (including attorney-client privilege) and confidentiality obligations if so disclosed.

(e) Alternative Debt Financing. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions set forth in the Debt Commitment Letter, Parent shall, as promptly as practicable, notify the Company of such event and the reasons therefor and use its reasonable best efforts to obtain alternative financing (“Alternative Debt Financing”) on terms and conditions not materially less favorable, in the aggregate, to Parent (as determined by Parent in good faith) than those set forth in the Debt Commitment Letter and in an amount, when added to the portion of the Financing being replaced that is still available, such that the aggregate funds available to Parent at Closing will be sufficient to consummate the Transactions. In the event that Parent obtains Alternative Debt Financing pursuant to this Section 6.5(e), references to the “Debt Financing,” the “Financing,” the “Debt Commitment Letter” and the “Commitment Letters” (and other like terms in this Agreement) shall be deemed to be modified to refer to such Alternative Debt Financing.

6.6 Financing Cooperation.

(a) Cooperation. Prior to the Effective Time, the Company will, and will cause each of its Subsidiaries to, in each case, use its reasonable best efforts, and to instruct its Representatives, to provide Parent and Merger Sub with all cooperation reasonably requested by Parent or Merger Sub to assist them in arranging the Debt Financing, including the following:

(i)

participating in and preparing for (and cause senior management and Representatives, with appropriate seniority and expertise, of the Company to participate in and prepare for) a customary and reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions, lender meetings, sessions with rating agencies and other customary syndication activities, and otherwise cooperating with the marketing efforts for any of the Debt Financing;

(ii)

assisting Parent and the Financing Sources with the timely preparation of customary (A) rating agency presentations, bank information memoranda, lender presentations and similar documents required, advisable or reasonably requested by Parent or the Financing Sources in connection with the Debt Financing; and (B) offering documents, prospectuses, memoranda and similar customary documents, in each case, required in connection with the Debt Financing;

(iii)

identifying any material nonpublic information contained in the marketing materials related to the Debt Financing and complying with Regulation FD to the extent applicable to such material non-public information;

(iv)

assisting Parent in connection with the preparation and registration of (but not executing) any pledge and security documents, supplemental indentures, interest hedging arrangements and other definitive financing documents as may be reasonably requested by Parent or the Financing Sources (including assisting Parent with obtaining any required title insurance policies, insurance certificate and endorsements, real property surveys, landlord lien waivers or estoppels, as reasonably required, and using commercially reasonable efforts to cause the independent accountants of the Company to participate in customary accounting due diligence sessions, and to assist Parent in obtaining, to the extent applicable, consents of accountants for use of their reports in any materials relating to the Debt Financing and accountants’ comfort letters (including as to negative assurances) and including delivery of customary management representation letters, in each case, as reasonably requested by Parent), and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Debt Financing, it being understood that such pledge and security documents will not take effect until the Effective Time;

(v)

furnishing Parent, Merger Sub and the Financing Sources, as promptly as practicable, with (A) the financial statements of the Company and its subsidiaries necessary to satisfy the conditions set forth in paragraph 4 of Exhibit E to the Debt Commitment Letter (as in effect on the date hereof), and (B) other financial data and such other pertinent and customary information regarding the Company Group as may be reasonably requested by Parent to the extent that such information is of the type and form customarily included in an offering memorandum for private placements of non-convertible debt securities pursuant to Rule 144A promulgated under the Securities Act in Rule 144A-for-life offerings (including other information required by Regulation S-K and Regulation S-X under the Securities Act) (which, for the avoidance of doubt, will not include (or be deemed to require the Company to prepare) any (1) pro forma financial statements or adjustments or projections (provided, that the Company shall assist Parent and Merger Sub with preparing an unaudited pro forma balance sheet and income statement regarding the Company Group as part of Parent’s preparation of pro forma financial information and pro forma financial statements (provided, that neither the Company nor any of its Representatives will be required to provide any information or assistance with respect to the preparation of pro forma financial statements and forecasts of financial statements relating to (x) the determination of the proposed aggregate amount of the Debt Financing, the interest rates thereunder or the fees and expenses relating thereto; (y) the determination of any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing; or (z) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not related to the acquisition of the Company)); (2) description of all or any portion of the Debt Financing, including any “description of notes” and other information customarily provided by Financing Sources or their counsel; (3) risk factors relating to all or any component of the Debt Financing; (4) financial statements in respect of its Subsidiaries; (5) other information required by Rule 3-03(e), Rule 3-05, Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, any Compensation, Discussion and Analysis required by Item 402(b) of Regulation S-K or the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC27444A; (6) any information not reasonably available or derivable by the Company under its current reporting systems; or (7) any other information customarily excluded from an offering memorandum for private placements of non-convertible debt securities pursuant to Rule 144A) or otherwise necessary to receive from the Company’s independent accountants, customary “comfort” (including as to customary negative assurances and change period), together with drafts of customary comfort letters that such independent accountants are prepared to deliver upon the “pricing” of any debt securities being issued in lieu of any portion of the Debt Financing, with respect to the financial information to be included in such offering memorandum (all such information and documents required to be provided by the Company pursuant to this Section 6.6(a)(v), the “Required Financing Information”); provided that any Required Financing Information that is included or to be included in the Company SEC Reports shall be deemed delivered upon the filing of the applicable Company SEC Report and shall not be required to be otherwise delivered pursuant to this Section 6.6(a)(v); provided further that if the Company reasonably believes that it has delivered the Required Financing Information, it may deliver to Parent a written notice to that effect no later than two (2) Business Days after it has completed such delivery (stating when it believes it completed such delivery), in which case the Company shall be deemed to have delivered the Required Financing Information as of the date of the delivery of such notice, unless Parent in good faith believes that the Company has not completed delivery of the Required Financing Information and, within five (5) Business Days after the delivery of such notice to Parent, Parent delivers a written notice to the

Company to that effect, stating with reasonable specificity what must be delivered to satisfy this Section 6.6(a)(v);

(vi)

execute and deliver (or assist Parent in obtaining from local counsel to the Company and its Subsidiaries) customary certificates, legal opinions or other documents and instruments as may be reasonably requested by Purchaser, as are in each such case, necessary and customary in connection with the Debt Financing (which shall not be effective prior to and shall be subject to the occurrence of the Closing);

(vii)	take corporate action (which shall not be effective prior to the Closing) reasonably necessary to permit the completion of the Debt Financing;

(viii)	cooperating with Parent to obtain customary corporate and, if applicable, facilities ratings from the rating agencies contemplated by the Debt Commitment Letter;

(ix)

delivering notices of prepayment within the time periods required by the relevant agreements governing Indebtedness required to be repaid at the Closing pursuant to Section 6.21 (which shall include the Indebtedness under the Credit Facility) and obtaining customary payoff letters, Lien terminations and instruments of discharge in respect thereof to be delivered at least two (2) Business Days prior to the Closing, and giving any other necessary notices, to allow for the payoff, discharge and termination in full at the Closing of all such Indebtedness;

(x)

providing authorization or representation letters to the Financing Sources authorizing the distribution of information regarding the Company Group to prospective lenders or investors and containing a representation to the Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company Group and a representation as to the absence of material misstatements;

(xi)

use reasonable efforts to ensure that any syndication efforts in connection with the Debt Financing benefit from existing lending and investment banking relationships of the Company and its Subsidiaries; and

(xii)

promptly furnishing (and in any event at least three (3) Business Days prior to the Closing Date) Parent and the Financing Sources with all documentation and other information about the Company Group as is reasonably requested by Parent relating to applicable “beneficial ownership”, “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent requested by Parent or its Financing Sources at least ten (10) Business Days prior to the expected Closing Date and, to the extent applicable, any beneficial ownership certifications required under the beneficial ownership regulations.

(b) Obligations of the Company. Nothing in this Section 6.6 will require the Company Group to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent; (ii) enter into any definitive agreement or distribute any cash prior to the Effective Time; (iii) give any indemnities in connection with the Debt Financing that are effective prior to the Effective Time; (iv) take any action that would unreasonably interfere with the conduct of the business of the Company Group or create an unreasonable risk of damage or destruction to any property or assets of the Company Group; or (v) take any action that will conflict with or violate its organizational documents or any applicable Laws in any material respect. In addition, (A) no action, liability or obligation of the Company Group or any of its Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing (other than customary representation letters and authorization letters (including with respect to the presence or absence of material non-public information and the accuracy of the information regarding the Company Group contained in the disclosure and marketing materials related to the Debt Financing)) will be effective until the Effective Time, and the Company Group will not be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (other than customary representation letters and authorization letters (including with respect to the presence or absence of material non-public information and the accuracy of the information regarding the Company Group contained in the disclosure and marketing materials related to the Debt Financing)) that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time; and (B) any bank information memoranda and high-yield offering prospectuses or memoranda prepared in relation to the Debt Financing will contain disclosure reflecting the Surviving Corporation or its Subsidiaries as the obligor. Nothing in this Section 6.6 will require (1) any officer or Representative of the Company Group to deliver any certificate or opinion or take any other action under this Section 6.6 that could reasonably be expected to result in personal liability to such officer or Representative; (2) the Company Board to approve any financing or Contracts related thereto; (3) the Company or any of its Subsidiaries or any persons who are directors, officers or employees of the Company or any of its Subsidiaries to pass resolutions or consents (except those which are subject to the occurrence of the Effective Time passed by directors or officers continuing in their positions after the Effective Time); or (4) legal counsel (other than local counsel) to the Company to deliver any legal opinions in connection with the Debt Financing.

(c) Use of Logos. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended to or likely to materially harm or disparage the Company Group or the reputation or goodwill of the Company Group; and (ii) are used in connection with a description of the Company, its business and products or the Merger.

(d) Confidentiality. All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub will be permitted to disclose such information to any Financing Sources or prospective financing sources and other financial institutions and investors that may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto; or (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is a beneficiary.

(e) Reimbursement. Promptly upon request by the Company, Parent will reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company Group in connection with the cooperation of the Company Group contemplated by this Section 6.6.

(f) Indemnification. The Company Group and its Representatives will be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Debt Financing pursuant to this Agreement or the provision of information utilized in connection therewith, except to the extent arising from (i) inaccuracies in historical information furnished in writing by or on behalf of the Company Group, including financial statements, solely to the extent such inaccuracies would constitute a material breach of Section 3.9 or Section 3.10, or (ii) the willful misconduct, fraud or intentional misrepresentation of the Company Group. Parent’s obligations pursuant to Section 6.6(e) and this Section 6.6(f) referred to collectively as the “Reimbursement Obligations.”

(g) No Exclusive Arrangements. In no event will the Guarantor, Parent, Merger Sub or any of their respective Affiliates (which for this purpose will be deemed to include each direct investor in Parent or Merger Sub and the Financing Sources or potential Financing Sources of Parent, Merger Sub and such investors) enter into any Contract, arrangement or understanding (i) awarding any agent, broker, investment banker or financial advisor any financial advisory role on an exclusive basis; or (ii) prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt financing from providing or seeking to provide debt financing or financial advisory services to any Person, in each case in connection with a transaction relating to the Company Group or in connection with the Merger.

(h) No Financing Condition. Parent and Merger Sub each acknowledge and agree that obtaining the Financing is not a condition to the Closing. If the Financing has not been obtained, Parent and Merger Sub will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VII and subject to the requirements of Section 9.8(b)(ii) hereof being satisfied, to consummate the Merger.

6.7 Anti-Takeover Laws. The Company and the Company Board (and any committee empowered to take such action, if applicable) will (a) take all actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation (or, in the case of Section 203 of the DGCL, the restrictions on “business combinations” contained therein) is or becomes applicable to the Merger; and (b) if any “anti-takeover” statute or similar statute or regulation (or, in the case of Section 203 of the DGCL, the restrictions on “business combinations” contained therein) becomes applicable to the Merger, take all action within their power to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger.

6.8 Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will afford Parent and its Representatives reasonable access (under Company supervision) during normal business hours, upon reasonable advance notice, to the properties, books and records and personnel of the Company, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law or regulation requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or any other legal privilege applicable to such documents or information; (c) access (inconsistent with the level of access provided prior to the date hereof) to a Contract to which the Company Group is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right to terminate or accelerate the rights pursuant to, such Contract; (d) access would result in the disclosure of any trade secrets of third Persons; or (e) such documents or information relate to the negotiation and execution of this Agreement, are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand; or relate to, subject to Section 5.3, an Acquisition Proposal. Nothing in this Section 6.8 will be construed to require the Company Group or any of its Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.8 will be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company Group or create risk of damage or destruction to any property or assets of the Company Group. Any access to the properties of the Company Group will be subject to the Company’s reasonable security measures and insurance requirements and will not (without the consent of the Company) include the right to perform invasive testing or sampling of environmental media. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.8. All requests for access pursuant to this Section 6.8 must be directed to the General Counsel of the Company, or another person designated in writing by the Company.

6.9 Section 16(b) Exemption. The Company will take all actions necessary and advisable to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) in connection with the Merger by each individual who is a director or executive officer of the Company to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.10 Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a) Indemnified Persons. The Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to), from and after the Effective Time, honor and fulfill, in all respects, the obligations of the Company Group pursuant to any indemnification agreements (including any indemnification provisions included in any employment agreement) between a member of the Company Group and any of their respective current or former directors or officers (and any person who becomes a director or officer of the Company Group prior to the Effective Time) (collectively, the “Indemnified Persons”) for any acts or omissions by such Indemnified Persons occurring prior to the Effective Time. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause the certificates of incorporation, bylaws and other similar organizational documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Charter, the Bylaws and the other similar organizational documents of the Subsidiaries of the Company, as applicable, as of the date of this Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner adverse to the beneficiaries thereof except as required by applicable Law.

(b) Indemnification Obligation. Without limiting the generality of the provisions of Section 6.10(a), during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable Law or pursuant to any indemnification agreements with, and the certificates of incorporation, bylaws and other similar organizational documents of, the Company Group in effect on the date of this Agreement, each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) any action or omission, or alleged action or omission, of an Indemnified Person in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company Group or other Affiliates to the extent that such action or omission, or alleged action or omission, occurred prior to or at the Effective Time; and (ii) the Transactions, as well as any actions taken by the Company, Parent or Merger Sub with respect thereto (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries by Parent or Merger Sub that is alleged to have rendered the Surviving Corporation or any of its Subsidiaries insolvent), except that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.10(b), then the claim asserted in such notice will survive the sixth (6th) anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, (A) the Surviving Corporation will have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto, except to the extent it thereafter learns such Person is not entitled to such indemnification); (B) each Indemnified Person will be entitled to retain his or her own counsel (the reasonable fees and documented expenses of which that are indemnifiable hereunder will be paid by the Surviving Corporation), whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding; (C) the Surviving Corporation will advance all reasonable and documented fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding subject to indemnification hereunder, whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding; and (D) no Indemnified Person will be liable for any settlement of such Legal Proceeding effected without his or her prior written consent (unless such settlement relates only to monetary damages for which the Surviving Corporation is entirely responsible). Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation nor any of their respective Affiliates will settle or otherwise compromise or consent to the entry of any judgment with respect to any Legal Proceeding for which indemnification has been sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise or consent includes an unconditional release of all Indemnified Persons from all liability arising out of such Legal Proceeding to the extent permitted by applicable Law. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by the Surviving Corporation (which counsel will be reasonably acceptable to such Indemnified Person), the fees and expenses of which will be paid by the Surviving Corporation.

(c) D&O Insurance. During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance. In satisfying its obligations pursuant to this Section 6.10(c), the Surviving Corporation will not be obligated to pay annual premiums in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year (such 300% amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. Prior to the Effective Time, the Company may (or if Parent requests, shall) purchase a prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the annual cost for such “tail” policy does not exceed the Maximum Annual Premium. If the Company purchases such a “tail” policy prior to the Effective Time, (i) the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder for so long as such “tail” policy is in full force and effect and (ii) the obligations in the first sentence hereof shall cease to apply.

(d) Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger; (ii) transfers all or substantially all of its properties and assets to any Person; or (iii) dissolves, then proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns will assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.10.

(e) No Impairment. The obligations set forth in this Section 6.10 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person. Each of the Indemnified Persons or other persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.10, with full rights of enforcement as if a Party. The rights of the Indemnified Persons (and other persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives)) pursuant to this Section 6.10 will be in addition to, and not in substitution for, any other rights that such persons may have pursuant to (i) the Charter and Bylaws; (ii) the similar organizational documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company Group; or (iv) applicable Law (whether at law or in equity).

(f) Joint and Several Obligations. The obligations of the Surviving Corporation, Parent and their respective Subsidiaries pursuant to this Section 6.10 will be joint and several.

(g) Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy, indemnification agreement, certificate of incorporation, bylaws or similar organizational document that is or has been in existence with respect to the Company Group for any of its directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.11 Employee Matters.

(a) Employment; Benefits. As of the Closing, the Surviving Corporation or one of its Subsidiaries will continue to employ the employees of the Company Group as of the Effective Time. For a period of not less than one (1) year following the Effective Time (the “Continuation Period”) the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) maintain for the benefit of each Continuing Employee who is not a Represented Employee (as defined below) (i) a base salary or wage rate that is no less favorable than that provided to the Continuing Employee immediately prior to the Effective Time, (ii) aggregate annual cash bonus compensation opportunities that are substantially comparable, in the aggregate, to those provided to the Continuing Employee immediately prior to the Effective Time and (iii) employee benefits that are substantially comparable, in the aggregate, to those provided to the Continuing Employee immediately prior to the Effective Time; provided that “employee benefits” shall not include equity-based compensation, defined benefit pension benefits, retiree health and welfare benefits and benefits under any deferred compensation plan or program. With respect to each Continuing Employee who is covered by a Collective Bargaining Agreement (each, a “Represented Employee”), Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, continue to honor the Collective Bargaining Agreements, in each case as in effect at the Effective Time, in accordance with their terms (it being understood that this sentence shall not be construed to limit the ability of Parent or the Surviving Corporation to amend or terminate any such Collective Bargaining Agreement, to the extent permitted by the terms of the applicable Collective Bargaining Agreement and applicable law). The provisions of this Section 6.11 shall be subject to any applicable provisions of the Collective Bargaining Agreements and applicable law in respect of each such Represented Employee, to the extent the provisions of this Section 6.11 are inconsistent with or otherwise in conflict with the provisions of any such Collective Bargaining Agreement or applicable law.

(b) Severance Programs. For purposes of any Employee Plan set forth on Section 6.11(b) of the Company Disclosure Letter, the Closing shall be deemed to constitute a “change in control,” “change of control” or such similar term. The Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) honor all Employee Plans set forth on Section 3.18(a) of the Company Disclosure Letter (including the Company Severance Plan) in accordance with their terms as in effect immediately prior to the Effective Time, except as provided herein. Notwithstanding the foregoing, for the later of the duration of the Continuation Period or the remaining term of any individual employment, severance or separation agreement in effect immediately prior to the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to), provide each Continuing Employee who suffers a termination of employment under circumstances that would have given the Continuing Employee a right to severance payments and benefits under the Company Group’s severance policy or individual employment, severance or separation agreement or other arrangement in effect immediately prior to the Effective Time, that are listed on Section 6.11(b) of the Company Disclosure Letter (each such listed arrangement, a “Company Severance Plan”) with severance payments and benefits no less favorable than those that would have been provided to such Continuing Employee under the applicable terms of the Company Severance Plan.

(c) Annual Bonuses. With respect to annual cash bonuses for the 2019 calendar year, as soon as practicable following the end of the 2019 calendar year, but in no event later than March 15, 2020, the Company shall, or, if the Effective Time has occurred, Parent shall, or shall cause the Surviving Corporation to, pay each Continuing Employee an annual cash bonus for the 2019 calendar year in an amount determined based on the level of attainment of the applicable performance criteria under the bonus plan in which such Continuing Employee participated in for the 2019 calendar year (with such payouts determined in the ordinary course and consistent with past practice). In the event the employment of any Continuing

Employee is terminated by the Company (or, if the Effective Time has occurred, the Surviving Corporation) following the 2019 calendar year (or, if earlier, the Effective Time) and prior to the payment of the annual bonus for the 2019 calendar year under circumstances entitling such Continuing Employee to severance benefits under the Company Severance Plan (including such Continuing Employee’s execution and non-revocation of a release of claims in accordance therewith), such Continuing Employee will be entitled to an annual bonus for the 2019 calendar year payable in the same manner and at the same time as other bonuses for the 2019 calendar year are payable as described above. In the event the Effective Time occurs after the 2019 calendar year and before annual cash bonuses have been paid in respect of 2019 calendar year, the Company Board shall, to the extent in the ordinary course of business and consistent with past practice, determine the level of performance achieved for purposes of the payout of such bonuses in good faith based on the foregoing principles (and, for the avoidance of doubt, without taking any discretionary action to provide for bonuses in excess of the amount contemplated by the terms of the annual bonus plan for 2019 as in effect on the date hereof, but disregarding for this purpose any negative discretion except to the extent exercised in the ordinary course of business consistent with past practice) and Parent shall cause the bonuses determined by the Company Board to be paid in the ordinary course of business following the Closing. With respect to annual cash bonuses for the 2020 calendar year, as soon as practicable following the end of the 2020 calendar year and the determination of the actual results with respect to any performance metrics for the 2020 calendar year, Parent shall, or shall cause the Surviving Corporation to, pay each Continuing Employee who remains employed by the Company Group and is otherwise eligible for a cash payment under the terms of the bonus plan for the 2020 calendar year in which such Continuing Employee participated as of immediately prior to the Effective Time (if any), an annual cash bonus for the 2020 calendar year in an amount determined by the board of directors (or similar governing body) of the Surviving Corporation or its designee in good faith in accordance with the terms of the applicable bonus plan; provided that, if no bonus plan is adopted for 2020 prior to the Effective Time (or such bonus plan is adopted in violation of Section 5.2(i) of this Agreement), then any obligation regarding the annual cash bonuses for the 2020 calendar year shall have no force or effect other than the requirements set forth in Section 6.11(a).

(d) New Plans. To the extent that a new employee benefit plan is made available to any Continuing Employee at or after the Effective Time (each a “New Plan”), the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause to be granted to such Continuing Employee credit for all service with the Company Group prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance pay entitlement, but excluding for purposes of benefit accrual under any defined benefit pension plan), except that such service need not be credited to the extent that it would result in duplication of coverage or benefits. In addition, where applicable, and without limiting the generality of the foregoing, the Surviving Corporation and its Subsidiaries will use commercially reasonable efforts to ensure that: (i) at the Effective Time, each Continuing Employee shall be immediately eligible to participate, without any waiting time, in each New Plan to the extent such waiting time was satisfied under a similar Employee Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), (ii) at the Effective Time, the Surviving Corporation and its Subsidiaries will use commercially reasonable efforts to (and Parent will cause the Surviving Corporation and its Subsidiaries to use commercially reasonable efforts to) cause all pre-existing condition exclusions or limitations and actively-at-work requirements of each New Plan that is a group health plan to be waived or satisfied for such Continuing Employee and his or her covered dependents to the extent waived or satisfied under the analogous Old Plan as of the Effective Time and (iii) at the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause all eligible expenses incurred by each Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(e) Obligations of the Company Group. Prior to the Closing, the Company Group will use reasonable best efforts to satisfy all notice, consultation and bargaining obligations with respect to the Transactions owed to its employees or their representatives under applicable Law, Collective Bargaining Agreements, or other Contracts.

(f) No Third Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.11 will not be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate any Continuing Employee for any reason; (ii) require Parent, the Surviving Corporation or any of their respective Subsidiaries to continue any Employee Plan or prevent the amendment, modification or termination thereof after the Effective Time; (iii) create any third party beneficiary rights in any Person; or (iv) establish, amend or modify any benefit plan, program, agreement or arrangement.

6.12 Obligations of Merger Sub. Parent will take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.13 Notification of Certain Matters.

(a) Notification by the Company. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will give prompt notice to Parent upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy, or failure would reasonably be expected to cause any of the conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 7.2(a) or Section 7.2(b) to fail to be satisfied at the Closing, except that no such notification will affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Parent and Merger Sub to consummate the Merger or the remedies available to the Parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to Parent pursuant to this Section 6.13(a).

(b) Notification by Parent. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent will give prompt notice to the Company upon becoming aware that any representation or warranty made by Parent or Merger Sub in this Agreement has become untrue or inaccurate in any material respect, or of any failure by Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the Merger set forth in Section 7.3(a) or Section 7.3(b) to fail to be satisfied at the Closing, except that no such notification will affect or be deemed to modify any representation or warranty of Parent or Merger Sub set forth in this Agreement or the conditions to the obligations of the Company to consummate the Merger or the remedies available to the Parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to the Company pursuant to this Section 6.13(b).

6.14 Public Statements and Disclosure. The initial press release concerning this Agreement and the Transactions will be reasonably acceptable to the Company and Parent (the “Announcement”). Thereafter, the

Company (other than with respect to the portion of any communication relating to a Company Board Recommendation Change), on the one hand, and Parent and Merger Sub, on the other hand, will obtain the prior written consent of (and use their respective reasonable best efforts to consult with) the other Parties before (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons; or (c) providing any statements that are public or are reasonably likely to become public, in any such case to the extent relating to the Transactions, except that (x) the Company and, solely with respect to clause (i), Parent and Merger Sub, will not be obligated to obtain such consent with respect to communications that are (i) required by applicable Law, stock exchange rule or listing agreement; (ii) principally directed to employees, suppliers, customers, partners or vendors so long as such communications are consistent with (and do not contain material new information not included in) the previous press releases, public disclosures or public statements made jointly by the Parties (or individually if approved by the other Party); or (iii) principally related to a Superior Proposal or Company Board Recommendation Change and made in compliance with Section 5.3 and (y) Parent shall not be obligated to engage in such consultation with respect to ordinary course communications to its Affiliates and its and their existing or prospective investors and limited partners (in each case, who are subject to customary obligations of confidentiality). Notwithstanding the foregoing, this Section 6.14 shall not apply to any press release or other public statement made by the Company or Parent that is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Company or Parent that has not been previously announced or made public in accordance with the terms of this Agreement.

6.15 Transaction Litigation. Prior to the Effective Time, the Company will provide Parent with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. The Company will (a) give Parent the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (such consent not to be unreasonably withheld, conditioned or delayed, provided that Parent shall not be obligated to consent to any settlement that does not include a full release of Parent and its Affiliates or that imposes any obligations (including any equitable relief) upon Parent or its Affiliates (including, after the Effective Time, the Company Group)). For purposes of this Section 6.15, “participate” means, and the Company shall use its commercially reasonable efforts to ensure, that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), that Parent will be provided with the reasonable opportunity to review and comment on all filings and responses to be made by the Company in connection with such Legal Proceeding and that Parent will be given the reasonable opportunity to provide, and may offer, comments or suggestions with respect to such Transaction Litigation (including such filings and responses) but will not be afforded any decision-making power or other authority over such Transaction Litigation, prior to the Effective Time, except for the settlement or compromise consent set forth above.

6.16 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of NASDAQ to cause (a) the delisting of the Company Common Stock from NASDAQ as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.17 Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party will use their reasonable best efforts to take such action.

6.18 Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub (with a copy also sent to the Company) a written consent adopting this Agreement and approving the Merger in accordance with the DGCL.

6.19 No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

6.20 No Employment Discussions. Except as approved by the Company Board, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent and Merger Sub will not, and will not permit any of their Subsidiaries or controlled Affiliates to authorize, make or enter into, or commit or agree to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any executive officer of the Company pursuant to which any such individual would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock.

6.21 Discharge of Indebtedness. No less than two (2) Business Days prior to the Closing Date, the Company shall obtain from each lender or holder of Indebtedness set forth on Section 3.10(d) of the Company Disclosure Letter (including the administrative agent under the Credit Facility) and deliver to Parent a customary payoff letter signed by such lender or holder (and administrative agent), (a) specifying all amounts of such Indebtedness owed to such lender or holder, as well as any other amounts required to fully pay off all of such Indebtedness on the Closing Date, and (b) agreeing that, upon such lender’s or holder’s receipt of the applicable payoff amount, (i) all outstanding obligations of the Company and its Subsidiaries arising under or related to the applicable Indebtedness shall be repaid and discharged in full (other than contingent indemnification obligations as to which no claim has been made) and (ii) any Liens such lender or holder may have in connection therewith shall be released.

6.22 Certain Tax Matters. On the Closing Date, the Company will deliver a certification, in form and substance required by the Treasury Regulations under Section 1445(b)(3) of the Code and reasonably acceptable to Parent, to the effect that the Company is not and has not been within the applicable time period a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code, together with a duly executed notice of such certification to the IRS. After the date of this Agreement, the Company will (and will cause its Subsidiaries to) (i) reasonably cooperate with any reasonable request of Parent in connection with determining whether any withholding Taxes are applicable to payments made in connection with this Agreement, and determining the amount of any withholding Taxes applicable to payments made in connection with this Agreement (including any such Taxes imposed by taxing authorities in Brazil or China); and (ii) take such actions as are reasonably requested by Parent to minimize such Taxes in connection with the Transactions, to the extent permitted by applicable Law, as a result of the People’s Republic of China Administration of Taxation Circular 7 (2015) or any similar or associated Laws.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable law) prior to the Effective Time of each of the following conditions:

(a) Requisite Stockholder Approval. The Company will have received the Requisite Stockholder Approval at the Company Stockholder Meeting.

(b) Antitrust Laws. (i) The waiting periods (and any extensions thereof), if any, applicable to the Merger pursuant to the HSR Act will have expired or otherwise been terminated, or all requisite consents pursuant thereto will have been obtained and (ii) the clearances, approvals and consents required to be obtained under the (x) Antitrust Laws of Mexico and (y) Antitrust Laws of Germany, in each case, to permit the Parties to consummate the Transactions shall have been obtained.

(c) No Prohibitive Laws or Injunctions. No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, nor will any action have been taken by any Governmental Authority of competent jurisdiction, and no statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger, that in each case prohibits, makes illegal, or enjoins the consummation of the Merger.

7.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger will be subject to the satisfaction or waiver (where permissible pursuant to applicable law) prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a) Representations and Warranties.

(i)

Other than the representations and warranties listed in Section 7.2(a)(ii) and Section 7.2(a)(iii), the representations and warranties of the Company set forth in this Agreement will be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(ii)

The representations and warranties set forth in Section 3.1 (Organization; Good Standing), Section 3.2 (Corporate Power; Enforceability), Section 3.3(c) (Anti-Takeover Laws), Section 3.7(c) (Company Securities) (other than the first sentence thereof), Section 3.7(d) (Other Rights), Section 3.8(a) (first sentence only), Section 3.8(b), (c) and (d) (Subsidiaries), Section 3.12(a) (No Company Material Adverse Effect) and Section 3.24 (Brokers) that (A) are not qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date); and (B) that are qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all respects (without disregarding such Company Material Adverse Effect or other materiality qualifications) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects as of such earlier date).

(iii)

The representations and warranties set forth in Section 3.7(a) (Capital Stock), Section 3.7(b) (Stock Reservation) and the first sentence of Section 3.7(c) (Company Securities) will be true and correct in all respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for de minimis inaccuracies.

(b) Performance of Obligations of the Company. The Company will have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing.

(c) Officer’s Certificate. Parent and Merger Sub will have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) Company Material Adverse Effect. No Company Material Adverse Effect will have occurred after the date of this Agreement that is continuing.

7.3 Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable law) prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement will be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except for (i) any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the Transactions or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement; and (ii) those representations and warranties that address matters only as of a particular date, which representations will have been true and correct as of such particular date, except for any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the Transactions or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub will have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c) Officer’s Certificate. The Company will have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

7.4 Frustration of Closing Conditions. Notwithstanding anything to the contrary set forth in this Agreement, none of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Transactions or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied, if in any such case such Party’s breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or failure to perform fully its obligations under this Agreement in any manner has primarily caused or resulted in a failure of any such condition to be satisfied or otherwise have given rise to a right of termination of this Agreement by the other Party.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if (i) any permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, or any action has been taken by any Governmental Authority of competent jurisdiction, that, in each case, prohibits, makes illegal or enjoins the consummation of the Merger and has become final and non-appealable; or (ii) any statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger that prohibits, makes illegal or enjoins the consummation of the Merger, except that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to any Party (it being agreed that Parent and Merger Sub shall be a single Party for purposes of this clause (b)) that has failed to comply in any material respect with Section 6.1 or Section 6.2 or to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such injunction, action, statute, rule, regulation or order;

(c) by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if the Effective Time has not occurred by 11:59 p.m., Eastern time, on April 20, 2020 (the “Termination Date”); provided, however, that if the Marketing Period shall have begun but not be completed by the Termination Date, then Parent may elect to extend the Termination Date to the last day of the Marketing Period; it being understood that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to (i) (1) Parent if the Company has the valid right to terminate this Agreement pursuant to Section 8.1(g) or Section 8.1(i); or (2) the Company if Parent has the valid right to terminate this Agreement pursuant to Section 8.1(e); and (ii) any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, either (A) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VII prior to the Termination Date or (B) the failure of the Effective Time to have occurred prior to the Termination Date (it being agreed that Parent and Merger Sub shall be a single Party for purposes of this clause (ii));

(d) by either Parent or the Company, at any time prior to the Effective Time if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the adoption of this Agreement;

(e) by Parent, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval), if the Company has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b), except that if such breach is capable of being cured by the Termination Date, Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) prior to the delivery by Parent to the Company of written notice of such breach, delivered at least forty-five (45) days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach has been cured prior to termination; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if Parent or Merger Sub is then in breach of any of their respective representations, warranties or covenants under this Agreement so as to cause the conditions set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied;

(f) by Parent, at any time prior to the receipt of the Requisite Stockholder Approval, if (i) at any time the Company Board (or a committee thereof) has effected a Company Board Recommendation Change or (ii) the Company has willfully breached or willfully failed to perform in any material respect any of its covenants or other agreements contained in Section 5.3 of this Agreement;

(g) by the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval), if Parent or Merger Sub has breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b), except that if such breach is capable of being cured by the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least forty-five (45) days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach has been cured prior to termination; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in breach of any of its representations, warranties or covenants under this Agreement so as to cause the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied;

(h) by the Company, at any time prior to the receipt of the Requisite Stockholder Approval, if (i) the Company has received a Superior Proposal; (ii) the Company Board (or a committee thereof) has authorized the Company to enter into a definitive Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal; (iii) the Company has complied in all material respects with Section 5.3 (including with respect to such Superior Proposal); and (iv) prior to or concurrently with such termination the Company pays (or causes to be paid) the Company Termination Fee to Parent in accordance with Section 8.3(b)(iii); or

(i) by the Company, at any time prior to the Effective Time, if (i) the Marketing Period has ended and all of the conditions set forth in Section 7.1 and Section 7.2 have been and continue to be satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing); (ii) Parent and Merger Sub fail to consummate the Merger on the date upon which Parent is required to consummate the Merger pursuant to Section 2.3; (iii) the Company has irrevocably notified Parent in writing after the expiration of the Marketing Period that (A) it is ready, willing and able to consummate the Closing; and (B) all conditions set forth in Section 7.3 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or that the Company is willing to waive any unsatisfied conditions set forth in Section 7.3; (iv) the Company has given Parent written notice at least three (3) Business Days prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(i) if Parent and Merger Sub fail to consummate the Merger on the date required pursuant to Section 2.3; and (v) Parent and Merger Sub fail to consummate the Merger by the three (3) Business Day period contemplated by the foregoing clause (iv) and the date required pursuant to Section 2.3.

8.2 Manner and Notice of Termination; Effect of Termination.

(a) Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 8.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination pursuant to such provision.

(b) Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the mutual written agreement of Parent and the Company or the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such Party) to the other Parties, as applicable, except that Section 4.15, Section 6.6(d), Section 6.6(e), Section 6.6(f), Section 6.14, this Section 8.2, Section 8.3 and Article IX will each survive the termination of this Agreement in accordance with their respective terms. Notwithstanding the foregoing but subject to Section 8.3(f), nothing in this Agreement will relieve any Party from any liability for any willful breach of this Agreement. For purposes of this Agreement, “willful breach” means a material breach of this Agreement that is the consequence of an act or omission by a Party with the actual knowledge or intention that the taking of such act or omission, or the making of a representation or warranty, would constitute a material breach of this Agreement. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement or the Guarantee, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3 Fees and Expenses.

(a) General. Except as otherwise set forth herein, all fees and expenses incurred in connection with this Agreement and the Transactions will be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation will be responsible for all fees and expenses of the Payment Agent. Parent will pay or cause to be paid (i) all fees for filings required to be made under any Antitrust Laws pursuant to Section 6.2 and (ii) all transfer, stamp and documentary Taxes or fees and all sales, use, real property transfer and other similar Taxes or fees, in each case that are required to be paid by Parent, Merger Sub, the Company or the Company’s Subsidiaries arising out of or in connection with the consummation of the Merger (but in all cases excluding any direct or indirect income, capital gains or similar Taxes payable in connection with the this Agreement or the consummation of the Merger, whether payable directly or via withholding on amounts payable in connection with this Agreement or the consummation of the Merger). With respect to the preparation and filing of Tax Returns as related to the foregoing Taxes, Parent and the Company Group shall cooperate with each other and provide such documents and assistance as may be necessary to prepare all Tax Returns and, following the Closing, Parent shall timely file such Tax Returns.

(b) Company Payments.

(i)

If (A) this Agreement is validly terminated pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e); (B) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e), an Acquisition Proposal for an Acquisition Transaction has been publicly announced or disclosed and not withdrawn or otherwise abandoned; and (C) within one (1) year following the termination of this Agreement pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e), as applicable, either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction (whether or not such Acquisition Transaction is subsequently consummated), then the Company will substantially concurrently with the earlier of the execution of such definitive agreement or the consummation of such Acquisition Transaction, pay (or cause to be paid) to Parent (or its equity holders in accordance with Section 8.3(b)(iv)) an amount equal to $20,600,000 (the “Company Termination Fee”); provided, that if Parent has previously been paid the Parent Expenses pursuant to Section 8.3(b)(v), the amount of the Company Termination Fee payable pursuant to this Section 8.3(b)(i) shall be reduced by the amount of such Parent Expenses actually paid to Parent. For purposes of this Section 8.3(b)(i), all references to “25%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(ii)

If this Agreement is validly terminated pursuant to Section 8.1(f), then the Company shall promptly (and in any event within two (2) Business Days) following such termination, pay (or cause to be paid) to Parent (or its equity holders in accordance with Section 8.3(b)(iv)) the Company Termination Fee.

(iii)

If this Agreement is validly terminated pursuant to Section 8.1(h), then prior to or concurrently with such termination the Company shall pay (or cause to be paid) to Parent (or its equity holders in accordance with Section 8.3(b)(iv)) the Company Termination Fee; provided, that if such termination occurs prior to the Cut-off Date and the Company has entered into a definitive Alternative Acquisition Agreement to consummate an Acquisition Transaction with a Person or group of Persons that is an Exempted Party at the time of such termination, then the “Company Termination Fee” shall mean an amount equal to $10,300,000.

(iv)

The Parties agree that, to the extent the Company is required to pay the Company Termination Fee in an amount that exceeds Parent and Merger Sub’s expenses or out of pocket costs incurred in connection with this Agreement and the Transactions, such excess (“Holder Damages”) represents an amount of damages payable in respect of losses suffered by the direct or indirect equity holders of Parent. Accordingly, in the event a Company Termination Fee is payable pursuant to this Section 8.3, Parent shall in its discretion determine the extent, if any, to which such fee constitutes Holder Damages, and the Company shall pay such Holder Damages for the account of such direct or indirect equity holders of Parent to one or more (but in no event more than five (5)) accounts specified in writing by Parent.

(v)

If this Agreement is validly terminated by Parent or the Company pursuant to Section 8.1(d) or Parent pursuant to Section 8.1(e), then the Company shall promptly (and in any event within two (2) Business Days) following delivery by Parent to the Company of a written statement setting forth the amount of such Parent Expenses, pay (or cause to be paid) to Parent the Parent Expenses.

(c) Parent Payments. If this Agreement is validly terminated pursuant to Section 8.1(g) or Section 8.1(i), then Parent must promptly (and in any event within two (2) Business Days) following such termination pay to the Company an amount equal to $40,000,000 in cash (the “Parent Termination Fee”).

(d) Single Payment Only; Liquidated Damages. The Parties acknowledge and agree that in no event will the Company or Parent be required to pay the Company Termination Fee or Parent Termination Fee, as applicable, on more than one occasion, whether or not the Company Termination Fee or Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events. The Parties agree that each of the Company Termination Fee, the Parent Termination Fee and the Parent Expenses constitutes liquidated damages and not a penalty. In no event shall the Company be required to pay the Parent Expenses on more than one occasion.

(e) Payments; Default. The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Merger, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to Section 8.3(b) or Parent fails to promptly pay any amount due pursuant to Section 8.3(c) and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a Legal Proceeding that results in a judgment against the Company for the amount set forth in Section 8.3(b) or any portion thereof or a judgment against Parent for the amount set forth in Section 8.3(c) or any portion thereof, as applicable, then the non-paying Party will pay or cause to be paid to the other Party its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the annual rate of five percent (5%) plus the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable law. All payments under this Section 8.3 to be made by the Company to Parent shall be made by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, and all payments under this

Section 8.3 to be made by Parent to the Company shall be made by wire transfer of immediately available funds to an account designated in writing by the Company.

(f) Sole and Exclusive Remedy.

(i)

Under no circumstances will the collective monetary damages and any other amounts payable by Parent, Merger Sub or any of their Affiliates for breaches (including willful breach) under this Agreement, the Guarantee or the Equity Commitment Letter exceed an amount in the aggregate for all such breaches (such aggregate amount, the “Parent Liability Limitation”) equal to (x) the amount of the Parent Termination Fee, plus (y) up to an additional $4,000,000 in the aggregate in respect of all of the Reimbursement Obligations and any costs, interest and expenses in connection with a Legal Proceeding payable pursuant to Section 8.3(e). In no event will any of the Company Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award (including for willful breach) (A) in excess of the Parent Liability Limitation against Parent, Merger Sub or the Guarantor; or (B) against the former, current or future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Financing Sources, Affiliates (other than Parent, Merger Sub or the Guarantor), members, managers, general or limited partners, stockholders and assignees of each of Parent, Merger Sub and the Guarantor (the Persons in clauses (A) and (B) collectively, the “Parent Related Parties”), and in no event will the Company Group be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Parent Liability Limitation against Parent, Merger Sub or the Guarantor or in any case against the other Parent Related Parties for, or with respect to, this Agreement, the Equity Commitment Letter, the Guarantee or the transactions contemplated hereby and thereby (including, any breach by the Guarantor, Parent or Merger Sub), the termination of this Agreement, the failure to consummate any of the Transactions or any claims or actions under applicable law arising out of any such breach, termination or failure. Other than the Guarantor’s obligations under the Guarantee and the Equity Commitment Letter, other than the obligations of Parent and Merger Sub to the extent expressly provided in this Agreement and other than the obligations of Parent, Merger Sub or any of their respective Affiliates to the extent expressly provided in the Confidentiality Agreement, in no event will any Parent Related Party or any other Person other than the Guarantor, Parent and Merger Sub have any liability for monetary damages to the Company or any other Person relating to or arising out of this Agreement or the Transactions.

(ii)

Parent’s receipt of the aggregate amount of the Company Termination Fee, to the extent owed pursuant to Section 8.3(b), plus, to the extent applicable, any costs, interest and expenses in connection with a Legal Proceeding payable pursuant to Section 8.3(e), will be the maximum amount of monetary damages that Parent and Merger Sub and each of their respective Affiliates may recover from (A) the Company Group and each of its Affiliates; and (B) the former, current or future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of the Company Group and its Affiliates (the Persons in clauses (A) and (B) collectively, the “Company Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate any of the Transactions or any claims or actions under applicable law arising out of any such breach, termination or failure. Upon payment to Parent, or its direct or indirect equity holders pursuant to Section 8.3(b)(iv), of the Company Termination Fee, plus, to the extent applicable, up to $4,000,000 in respect of any costs, interest and expenses in connection with a Legal Proceeding payable pursuant to Section 8.3(e), (1) none of the Company Related Parties will have any further liability or obligation to Parent or Merger Sub relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis of such termination (except that the Parties (or their Affiliates) will remain obligated with respect to, and Parent and the Company Group may be entitled to remedies with respect to, the Confidentiality Agreement, Section 6.6(e), Section 6.6(f), Section 8.3(a), Section 8.3(e) and Section 9.4, as applicable); and (2) none of Parent, Merger Sub or any other Person will be entitled to bring or maintain any claim, action or proceeding against the Company or any Company Related Party arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis for such termination (except that the Parties (or their Affiliates) will remain obligated with respect to, and Parent and the Company Group may be entitled to remedies with respect to, the Confidentiality Agreement, Section 6.6(e), Section 6.6(f), Section 8.3(a), Section 8.3(e) and Section 9.4, as applicable) and, in the event the Company Termination Fee plus, to the extent applicable, such costs and expenses are received by Parent, or its direct or indirect equity holders pursuant to Section 8.3(b)(iv), Parent and Merger Sub shall not have, and each expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at Law (including at common law or by statute) or in equity). For the avoidance of doubt, nothing in this Agreement (including this Section 8.3(f)) shall relieve the Company from any liability for willful breach in any circumstance in which this Agreement has been terminated and the Company Termination Fee is not paid in full (but with the amount of any such liability not to exceed the Company Liability Limitation).

(iii)

Under no circumstances will the collective monetary damages and any other amounts payable by the Company for breaches (including willful breach) under this Agreement exceed an amount in the aggregate for all such breaches (such aggregate amount, the “Company Liability Limitation”) equal to (x) the amount of the Company Termination Fee, plus (y) up to an additional $4,000,000 in respect of any costs, interest and expenses in connection with a Legal Proceeding payable pursuant to Section 8.3(e). In no event will any of the Parent Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award (including for willful breach) (A) in excess of the Company Liability Limitation against the Company; or (B) against any of the Company Related Parties other than the Company, and in no event will Parent, Merger Sub or the Parent Related Parties be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Company Liability Limitation against the Company or in any case against the other Company Related Parties for, or with respect to, this Agreement or the Transactions, the termination of this Agreement, the failure to consummate any of the Transactions or any claims or actions under applicable law arising out of any such breach, termination or failure. Other than the obligations of the Company to the extent expressly provided in this Agreement, in no event will any Company Related Party or any other Person other than the Company have any liability for monetary damages to Parent, Merger Sub or any other Person relating to or arising out of this Agreement or the Transactions.

(iv)

The Company’s receipt of the aggregate amount of the Parent Termination Fee, to the extent owed pursuant to Section 8.3(c), plus, to the extent applicable, the Reimbursement Obligations and any costs, interest and expenses in connection with a Legal Proceeding payable pursuant to Section 8.3(e), will be the maximum amount of monetary damages that the Company Group may recover from the Parent Related Parties in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate any of the Transactions or any claims or actions under applicable law arising out of any such breach, termination or failure. Upon payment to the Company of the Parent Termination Fee, plus, to the extent applicable, up to

$4,000,000 in respect of the Reimbursement Obligations and any costs, interest and expenses in connection with a Legal Proceeding payable pursuant to Section 8.3(e), (1) none of the Parent Related Parties will have any further liability or obligation to the Company relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis of such termination (except that the Parties (or their Affiliates) will remain obligated with respect to, and Parent and Merger Sub may be entitled to remedies with respect to, Section 8.3(e)); and (2) none of the Company Group or any other Person will be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or any Parent Related Party arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis for such termination (except that the Parties (or their Affiliates) will remain obligated with respect to, and Parent and Merger Sub may be entitled to remedies with respect to, Section 8.3) and, in the event the Parent Termination Fee plus, to the extent applicable, such costs and expenses are received by the Company, the Company shall not have, and expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at Law (including at common law or by statute) or in equity). For the avoidance of doubt, nothing in this Agreement (including this Section 8.3(f)) shall relieve Parent or Merger Sub from any liability for willful breach in any circumstance in which this Agreement has been terminated and the Parent Termination Fee is not paid in full (but with the amount of any such liability not to exceed the Parent Liability Limitation).

(g) Acknowledgement Regarding Specific Performance. Notwithstanding anything to the contrary in Section 8.3(f), it is agreed that Parent, Merger Sub and the Company will be entitled to an injunction, specific performance or other equitable relief as provided in, and subject to the terms and limitations of, Section 9.8(b), except that, although the Company, in its sole discretion, may determine its choice of remedies hereunder subject to the terms and conditions hereof, including by pursuing specific performance in accordance with, but subject to the terms and limitations of, Section 9.8(b), under no circumstances will the Company be permitted or entitled to receive both specific performance of the type contemplated by Section 9.8(b) and the Parent Termination Fee or any other monetary damages.

(h) Non-Recourse Parent Party. In no event will the Company or any Company Related Parties seek or obtain, nor will they permit any of its Representatives to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Parent Related Parties (other than as provided in this Section 8.3(h)) with respect to this Agreement, the Equity Commitment Letter or the Guarantee or the Transactions (including any breach by the Guarantor, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the Transactions or any claims or actions under applicable laws arising out of any such breach, termination or failure, other than (i) from Parent or Merger Sub to the extent expressly provided for in this Agreement or the Guarantor to the extent expressly provided for in the Guarantee or the Equity Commitment Letter; or (ii) from any Person that is party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreement.

(i) Non-Recourse Company Party. In no event will Parent or Merger Sub or any Parent Related Parties seek or obtain, nor will they permit any of its Representatives to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Company Related Parties (other than the Company) with respect to this Agreement, the Transactions, the termination of this Agreement, the failure to consummate the Transactions or any claims or actions under applicable laws arising out of any such breach, termination or failure, other than from the Company to the extent expressly provided for in this Agreement.

8.4 Amendment. Subject to applicable law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board), except that in the event that the Company has received the Requisite Stockholder Approval, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval. Notwithstanding anything to the contrary in this Agreement, the provisions relating to the Financing Sources set forth in Section 6.6(a), Section 8.3(f)(i), Section 8.5(c), Section 8.6, Section 9.6, Section 9.10, Section 9.11 and this Section 8.4 (and the defined terms therein and any provision of this Agreement to the extent an amendment, modification or alteration of such provision would modify the substance of any of the foregoing Sections to the extent relating to the Financing Sources) may not be amended, modified or altered without the prior written consent of the Financing Sources.

8.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions for the benefit of such Party contained herein; provided that Section 6.6(a), Section 8.3(f)(i), Section 8.4, Section 8.6, Section 9.6, Section 9.10, Section 9.11 and this Section 8.5 may not be waived in a manner adverse to the Financing Sources without the prior written consent of the Financing Sources. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

8.6 No Liability of Financing Sources. None of the Financing Sources will have any liability to the Company or any of its Affiliates relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law or equity, in contract, in tort or otherwise, and none of the Company Group will have any rights or claims against any of the Financing Sources hereunder or thereunder; provided, that nothing in this Section 8.6 shall limit the rights of the Company and its Affiliates from and after the Effective Time under any debt commitment letter or the definitive debt documents executed in connection with the Debt Financing (but not, for the avoidance of doubt, under this Agreement) to the extent the Company and/or its Affiliates are party thereto.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement will terminate at the Effective Time, except that any covenants that by their terms survive the Effective Time will survive the Effective Time in accordance with their respective terms.

9.2 Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by hand (with a written or electronic confirmation of delivery) or by email (with electronic confirmation of receipt), in each case to the intended recipient as set forth below:

(a) if to Parent or Merger Sub to:

Iris Parent LLC

c/o One Rock Capital Partners, LLC

30 Rockefeller Plaza, 54th Floor

New York, NY 10112

Attn: Tony Lee

Scott Spielvogel

Email: tlee@onerockcapital.com

sspielvogel@onerockcapital.com

with a copy (which will not constitute notice) to:

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

Attn: Alexander B. Johnson

Email: alex.johnson@lw.com

(b) if to the Company (prior to the Effective Time) to:

Innophos Holdings, Inc.

259 Prospect Plains Road

Cranbury, New Jersey 08512

Attn: General Counsel

Email: Joshua.Horenstein@Innophos.com

with a copy (which will not constitute notice) to:

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, NY 10112

Attn: Lee D. Charles

Email: lee.charles@bakerbotts.com

Any notice sent by email or otherwise received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or email address through a notice given in accordance with this Section 9.2, except that such notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3 Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties, except that Parent and Merger Sub will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement from and after the Effective Time (a) in connection with a merger or consolidation involving Parent or Merger Sub or other disposition of all or substantially all of the assets of Parent, Merger Sub or the Surviving Corporation; (b) to any of their respective Affiliates; or (c) to any Financing Source (or other debt financing source) pursuant to the terms of the Debt Financing (or other debt financing) for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing (or other debt financing), it being understood that, in each case, such assignment will not (i) affect the obligations of the parties (including the Financing Sources) to the Equity Commitment Letter or the Guarantor pursuant to the Guarantee; or (ii) impede or delay the consummation of the Transactions or otherwise impede the rights of the holders of shares of Company Common Stock and Company Equity Awards pursuant to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder.

9.4 Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that One Rock Capital Management, LLC and the Company have previously executed a Confidentiality Letter Agreement, dated June 10, 2019 (the “Confidentiality Agreement”), that will continue in full force and effect in accordance with its terms. Except as set forth in this Agreement, each of Parent, Merger Sub and their respective Representatives will hold and treat all documents and information concerning the Company Group furnished or made available to Parent, Merger Sub or their respective Representatives in connection with the Transactions in accordance with the Confidentiality Agreement. By executing this Agreement, each of Parent and Merger Sub agree to be bound by, and to cause their Representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if they were parties thereto.

9.5 Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Letter, the Guarantee and the Equity Commitment Letter, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

9.6 Third Party Beneficiaries. Except as set forth in Section 6.6(f), Section 6.10 and this Section 9.6, the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by Section 6.6(f) and Section 6.10; and (b) from and after the Effective Time, the rights of the holders of shares of Company Common Stock and Company Equity Awards to receive the merger consideration set forth in Article II. The provisions of Section 8.3(f)(i), Section 8.4, Section 8.5, Section 8.6, Section 9.10, Section 9.11 and this Section 9.6 will inure to the benefit of the Financing Sources and their successors and assigns, each of whom are intended to be third party beneficiaries thereof (it being understood and agreed that the provisions of such Sections will be enforceable by the Financing Sources and their respective successors and assigns).

9.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8 Remedies.

(a) Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Although the Company may pursue both a grant of specific performance and monetary damages (including the payment of the Parent Termination Fee), under no circumstances will the Company be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing and monetary damages (including any monetary damages in lieu of specific performance and all or any portion of the Parent Termination Fee).

(b) Specific Performance.

(i)

The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that prior to the termination of this Agreement in accordance with Section 8.1, subject to

Section 8.6 and Section 9.8(b)(ii), (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to seek an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (B) the provisions of Section 8.3 are not intended to and would not adequately compensate the Company, on the one hand, or Parent and Merger Sub, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any proof of an inadequate remedy at law or any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

(ii)

The Parties agree not to raise any objections as to the availability, unenforceability or adequacy of remedies to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of the Company, on the one hand, or Parent and Merger Sub, on the other hand, pursuant to this Agreement. Notwithstanding anything to the contrary set forth in this Agreement, the Parties specifically acknowledge and agree that the Company shall not be entitled to any injunction, specific performance or other equitable relief or remedy to enforce the obligation of Parent or Merger Sub to cause the Equity Financing to be funded or to cause Parent and Merger Sub to consummate the Merger or the other Transactions, including to effect the Closing in accordance with Section 2.3, unless and until (i) all conditions in Section 7.1 and Section 7.2 have been satisfied or waived (subject to Section 7.4 and other than those conditions that by their terms are to be satisfied at Closing, provided that such conditions are satisfied at Closing) at the time when the Closing would have been required to occur, (ii) the financing provided for by the Debt Commitment Letter (including any alternative financing that has been obtained in accordance with, and satisfies the conditions of, Section 6.5(e)) has been funded or will be simultaneously funded at the Closing if the Equity Financing is funded at the Closing, (iii) the Company has irrevocably notified Parent in writing after the expiration of the Marketing Period that all conditions set forth in Section 7.3 have been satisfied or waived and the Company is ready, willing and able to consummate the Closing and (iv) Parent and Sub fail to complete the Closing on the date the Closing is required to have occurred pursuant to Section 2.3.

9.9 Governing Law. This Agreement is governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

9.10 Consent to Jurisdiction.

(a) General Jurisdiction. Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Transactions, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable law, and nothing in this Section 9.10 will affect the right of any Party to serve legal process in any other manner permitted by applicable law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement, the Guarantee or the transactions contemplated hereby or thereby; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that any Legal Proceeding arising in connection with this Agreement, the Guarantee or the transactions contemplated hereby or thereby will be brought, tried and determined only in the Chosen Courts; (v) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any Legal Proceeding relating to this Agreement, the Guarantee or the transactions contemplated hereby or thereby in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(b) Jurisdiction for Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and irrevocably agree (i) that any Legal Proceeding, whether in law or in equity, in contract, in tort or otherwise, involving the Financing Sources arising out of, or relating to, the Debt Financing or the performance of services thereunder or related thereto will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each Party submits for itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any applicable debt commitment letter will be effective service of process against them for any such Legal Proceeding brought in any such court; (iv) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Legal Proceeding in any such court; and (v) any such Legal Proceeding will be governed and construed in accordance with the laws of the State of New York without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction. Without limiting the obligations of the Financing Sources to Parent and Merger Sub under the Debt Commitment Letter and other agreements relating to the Debt Financing, the Company further agrees that it shall not bring or support any action, cause of action claim, cross-claim or third-party claim of any kind or description, whether in Law or equity, whether in contract or in tort or otherwise, against any Financing Source, in any way relating to this Agreement or the Transactions, including any dispute arising out of or relating in any way to the Debt Financing, but for the avoidance of doubt, other than any definitive agreements executed in connection with the Debt Financing or the performance thereof.

9.11 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, VALIDITY OR PERFORMANCE OF THIS AGREEMENT, OR THE MERGER, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, THE GUARANTEE, THE EQUITY COMMITMENT LETTER, THE DEBT FINANCING OR THE EQUITY FINANCING (INCLUDING ANY SUCH LEGAL PROCEEDING INVOLVING FINANCING SOURCES IN CONNECTION WITH THE FINANCING DESCRIBED IN THIS AGREEMENT). EACH PARTY ACKNOWLEDGES AND AGREES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS

REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (b) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (c) IT MAKES THIS WAIVER VOLUNTARILY; AND (d) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

9.13 Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by .pdf, .tif, .gif, .jpg or similar attachment to email (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.14 No Limitation. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, the representations, warranties, covenants and closing conditions in this Agreement will be construed to be cumulative and that each representation, warranty, covenant and closing condition in this Agreement will be given full, separate and independent effect and nothing set forth in any provision herein will in any way be deemed to limit the scope, applicability or effect of any other provision hereof.

9.15 Performance Guarantee. Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Merger Sub under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed, discharged or complied with following the Effective Time by the Surviving Corporation.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

IRIS PARENT LLC

By:	/s/ Tony W. Lee
Name: Tony W. Lee
Title: Secretary and Treasurer

IRIS MERGER SUB 2019, INC.

By:	/s/ Tony W. Lee
Name: Tony W. Lee
Title: Secretary and Treasurer

INNOPHOS HOLDINGS, INC.

By:	/s/ Kim Ann Mink
Name: Kim Ann Mink
Title: Chairman, Chief Executive Officer and President

[Signature Page to Agreement and Plan of Merger]